Registration No. _________


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM N-4


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      Pre-Effective Amendment No. _____ _____

                     Post-Effective Amendment No. _____ _____


                                     and/or


         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                             Amendment No. ___ _____

                        (Check appropriate box or boxes)

               Principal Life Insurance Company Separate Account B
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)


                        Principal Life Insurance Company
--------------------------------------------------------------------------------
                               (Name of Depositor)

          The Principal Financial Group, Des Moines, Iowa              50392
--------------------------------------------------------------------------------
  (Address of Depositor's Principal Executive Offices)               (Zip Code)


Depositor's Telephone Number, including Area Code   (515) 248-3842


  M. D. Roughton, The Principal Financial Group, Des Moines, Iowa  50392
--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)

     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement


     Title of Securities Being Registered: Principal Flexible Variable Annuity Contract with Purchase Payment Credit

               PRINCIPAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT B
                  PRINCIPAL FLEXIBLE VARIABLE ANNUITY CONTRACT
                          WITH PURCHASE PAYMENT CREDIT

                       Registration Statement on Form N-4
                              Cross Reference Sheet

Form N-4 Item                                    Caption in Prospectus

Part A

  1.   Cover Page                                Principal Flexible Variable
                                                 Annuity Contract with
                                                 Purchase Payment Credit

  2.   Definitions                               Glossary

  3.   Synopsis                                  Summary of Expense Information
       Summary

  4.   Condensed Financial                       Performance Calculation,
       Information                               Independent Auditors,
                                                 Financial Statements

  5.   General Description of                    Summary, The Company, The
       Registrant                                Separate Account, Fixed
                                                 Account and DCA Plus Accounts,
                                                 Voting Rights

  6.   Deductions                                Summary, Charges and
                                                 Deductions, Annual Fee,
                                                 Mortality and Expense Risks
                                                 Charge, Purchase Payment Credit
                                                 Rider Charge, Premium Taxes,
                                                 Surrender Charge,
                                                 Administrative Charge, Special
                                                 Provisions for Group or
                                                 Sponsored Arrangements,
                                                 Distribution of the
                                                 Contract

  7.   General Description of                    Summary, Investment Limita-
       Variable Annuity Contract                 tions, Separate Account Invest-
                                                 ment Options, Transfers,
                                                 Surrenders, Charges and
                                                 Deductions, Annuity Payments,
                                                 Death Benefit, Free-Look
                                                 Period, The Separate Account,
                                                 The Contract,To Buy a Contract,
                                                 The Accumulation Period,
                                                 General Provisions, Rights
                                                 Reserved By The Company,

  8.   Annuity Period                            The Accumulation Period, The
                                                 Annuity Payment Period

  9.   Death Benefit                             Death Benefit, The
                                                 Accumulation Period, The
                                                 Annuity Payment Period,
                                                 Mortality and Expense Risks
                                                 Charge,  Delay of Payments,
                                                 Non-Qualified Contracts,
                                                 Required Distributions for Non-
                                                 Qualified Contracts, IRA, SEP
                                                 and Simple-IRA, Rollover IRAs

 10.   Purchase and Contract Value               Summary, Free-Look Period,
                                                 The Contract, To Buy a
                                                 Contract, The Accumulation
                                                 Period, The Annuity Payment
                                                 Period, Exchange Credit,
                                                 Purchase Payment Credit Rider,
                                                 Delay of Payments, Distribution
                                                 of the Contract

 11.   Redemptions                               Summary, Annuity Payments,
                                                 The Accumulation Period,
                                                 Charges and Deductions,
                                                 Annual Fee, Purchase Payment
                                                 Credit Rider Charge,  Delay of
                                                 Payments, Contract Termination

 12.   Taxes                                     Summary, Annuity Payments,
                                                 Federal Tax Matters,
                                                 Non-Qualified Contracts,
                                                 Required Distributions for
                                                 Non-Qualified Contracts, IRA,
                                                 SEP & Simple-IRA, Rollover
                                                 IRAs, Withholding, Mutual Fund
                                                 Diversification

 13.   Legal Proceedings                         Legal Proceedings

 14.   Table of Contents of the                  Table of Contents of the
       Statement of Additional                   Statement of Additional
       Information                               Information

Part B                                           Statement of Additional
                                                 Information

                                                 Caption**

 15.   Cover Page                                Principal Flexible
                                                 Variable Annuity Contract with
                                                 Purchase Payment Credit

 16.   Table of Contents                         Table of Contents

 17.   General Information and                   General Information and
       History                                   History

 18.   Services                                  Independent Auditors**,
                                                 Independent Auditors

 19.   Purchase of Securities                    Summary**, To Buy a Contract**
       Being Offered                             Distribution of the Contract**

 20.   Underwriters                              Summary**, Distribution of the
                                                 Contract**

 21.   Calculation of Performance                Calculation of Yield and
       Data                                      Total Return

 22.   Annuity Payments                          Annuity Payments**,
                                                 Delay of Payments**

 23.   Financial Statements                      Financial Statements

** Prospectus caption given where appropriate.

                           Flexible Variable Annuity

           Issued by Principal Life Insurance Company (the "Company")

                     This prospectus is dated ____ _, 2000.

The individual deferred annuity contract ("Contract") described in this prospectus is funded with the Principal Life Insurance Company Separate Account B ("Separate Account"), dollar cost averaging fixed accounts ("DCA Plus Accounts") and a fixed account ("Fixed Account"). The assets of the Separate Account Divisions ("Divisions") are invested in a corresponding Account of the Principal Variable Contracts Fund, Inc., AIM V.I. Growth Fund, AIM V.I. Growth and Income Fund, AIM V.I. Value Fund, Fidelity Variable Insurance Products Fund II Contrafund Portfolio, Fidelity Variable Insurance Products Fund Growth Portfolio and Janus Aspen Series - Service Shares Aggressive Growth Portfolio (the "Funds"). The DCA Plus Accounts and the Fixed Account are a part of the General Account of the Company.

This prospectus provides information about the Contract and the Separate Account that you, as owner, should know before investing. It should be read and retained for future reference. Additional information about the Contract is included in the Statement of Additional Information ("SAI"), dated ____ _, 2000, which has been filed with the Securities and Exchange Commission (the "SEC"). The SAI is a part of this prospectus. The table of contents of the SAI is on page __ of this prospectus. You may obtain a free copy of the SAI by writing or telephoning:

                       Principal Flexible Variable Annuity
                       Principal Financial Group
                       P. O. Box 9382
                       Des Moines, Iowa 50306-9382
                       Telephone: 1-800-852-4450

An investment in the Contract is not a deposit or obligation of any bank and is not insured or guaranteed by any bank, the Federal Deposit Insurance Corporation or any other government agency.

   As the owner of this Contract, you may elect a purchase payment credit rider with an additional charge and an associated 9-year surrender charge period. The purchase payment credit rider is only available when the Contract is issued. The portions of this prospectus that specifically pertain to election of the purchase payment credit are shown by gray boxes.

   The charges used to recoup our expense of paying the purchase payment credit include the surrender charge and the purchase payment credit rider charge.

   The Contract is available with or without the purchase payment credit rider. There may be circumstances where electing the purchase payment credit rider is not to your advantage. In certain circumstances, the amount of the credit may be more than offset by the charges associated with it. The Contract without the purchase payment credit rider has surrender charges and total Separate Account annual expenses that may be lower than the charges for the Contract with the purchase payment credit rider. You should consult with your sales representative to decide if the purchase payment credit rider is suitable. In making this determination, you and your sales representative should consider the following factors:
   o  the length of time you plan to own the Contract;
   o  the frequency, amount and timing of any partial surrenders; and
   o  the amount of your purchase payment(s).
   Additionally, if you decide to return the Contract during the examination period, we will recover the original purchase payment credit amount. As a result, if the value of the purchase payment credit has declined during the examination period, then we still recover the full amount of the purchase payment credit.

The Contract provides an exchange credit that is available to eligible purchasers (see Replacement Contracts - Exchange Credit). The exchange credit is paid for by a reduction in sales commissions for Contracts sold with the exchange credit. Sales commissions are paid by Contract charges and deductions. The charges and deductions are neither proportionally reduced nor increased for Contracts sold with the exchange credit.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is valid only when accompanied by the current prospectuses for the Funds. These prospectuses should be kept for future reference.

                                TABLE OF CONTENTS

              GLOSSARY ....................................................    4
              SUMMARY OF EXPENSE INFORMATION...............................    6
              SUMMARY  ....................................................   10
                  Investment Limitations...................................   10
                  Separate Account Investment Options......................   10
                  Transfers................................................   11
                  Surrenders...............................................   11
                  Charges and Deductions...................................   11
                  Annuity Payments.........................................   12
                  Death Benefit............................................   12
                  Examination Period (Free-Look)...........................   12
              CONDENSED FINANCIAL INFORMATION..............................   13
              THE PRINCIPAL FLEXIBLE VARIABLE ANNUITY......................   16
              THE COMPANY..................................................   16
              THE SEPARATE ACCOUNT.........................................   16
              THE UNDERLYING MUTUAL FUNDS..................................   16
              SURPLUS DISTRIBUTIONS........................................   21
              THE CONTRACT.................................................   21
                  To Buy a Contract........................................   21
              Purchase Payments............................................   21
                  Right to Examine the Contract (Free-Look)................   21
                  Replacement Contracts....................................   22
                  Purchase Payment Credit Rider............................   23
                  The Accumulation Period..................................   25
                  Automatic Portfolio Rebalancing (APR)....................   27
                  Telephone Services.......................................   27
                  Direct Dial..............................................   27
                  Internet.................................................   28
                  Surrenders...............................................   28
                  Death Benefit............................................   29
                  The Annuity Payment Period...............................   30
              CHARGES AND DEDUCTIONS.......................................   32
                  Annual Fee...............................................   32
                  Mortality and Expense Risks Charge.......................   33
                  Purchase Payment Credit..................................   33
                  Transaction Fee..........................................   33
                  Premium Taxes............................................   33
                  Surrender Charge.........................................   34
                  Free Surrender Privilege.................................   35
                  Administration Charge....................................   36
                  Special Provisions for Group or Sponsored Arrangements...   36
              FIXED ACCOUNT AND DCA PLUS ACCOUNTS..........................   36
                  Fixed Account............................................   37
                  Fixed Account Accumulated Value..........................   37
                  Fixed Account Transfers, Total and Partial Surrenders....   37
                  Dollar Cost Averaging Plus Program (DCA Plus Program)....   38
              GENERAL PROVISIONS...........................................   39
                  The Contract.............................................   39
                  Delay of Payments........................................   39
                  Misstatement of Age or Gender............................   39
                  Assignment...............................................   39
                  Change of Owner..........................................   39
                  Beneficiary..............................................   40
                  Contract Termination.....................................   40
                  Reinstatement............................................   40
                  Reports..................................................   40
              RIGHTS RESERVED BY THE COMPANY...............................   40
              DISTRIBUTION OF THE CONTRACT.................................   41
              PERFORMANCE CALCULATION......................................   41
              VOTING RIGHTS................................................   41
              FEDERAL TAX MATTERS..........................................   42
                  Non-Qualified Contracts..................................   42
                  Required Distributions for Non-Qualified Contracts.......   43
                  IRA, SEP and SIMPLE-IRA..................................   43
                  Rollover IRAs............................................   44
                  Withholding..............................................   44
              MUTUAL FUND DIVERSIFICATION..................................   44
              STATE REGULATION.............................................   44
              LEGAL OPINIONS...............................................   44
              LEGAL PROCEEDINGS............................................   45
              REGISTRATION STATEMENT.......................................   45
              OTHER VARIABLE ANNUITY CONTRACTS.............................   45
              INDEPENDENT AUDITORS.........................................   45
              FINANCIAL STATEMENTS.........................................   45
              CUSTOMER INQUIRIES...........................................   45
              TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.   45

              The Contract offered by this prospectus may not be available in all states. This prospectus is not an offer to sell, or solicitation of an offer to buy, the Contract in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Contract other than those contained in this prospectus.

GLOSSARY

Accumulated value - an amount equal to the DCA Plus Account(s) value plus the Fixed Account value plus the Separate Account value.

Anniversary - the same date and month of each year following the Contract date.

Annuitant - the person, including any joint annuitant, on whose life the annuity payment is based. This person may or may not be the owner.

Annuity payment date - the date the owner's accumulated value is applied, under an annuity payment option, to make income payments. (Referred to in the Contract as "Retirement Date.")

Contract date - the date that the Contract is issued and which is used to determine Contract years.

Contract year - the one-year period beginning on the Contract date and ending one day before the Contract anniversary and any subsequent one-year period beginning on a Contract anniversary. (e.g. If the contract date is June 5, 2000, the first Contract year ends on June 4, 2001, and the first Contract anniversary falls on June 5, 2001.)

Dollar Cost Averaging Plus (DCA Plus) Account - an account which earns guaranteed interest for a specific amount of time. (Referred to in the Contract as "Fixed DCA Account.")

Dollar Cost Averaging Plus (DCA Plus) accumulated value - the amount of your accumulated value which is in the DCA Plus Account(s).

Dollar Cost Averaging Plus (DCA Plus) Program - a program through which purchase payments are transferred from a DCA Plus Account to the Divisions and/or the Fixed Account over a specified period of time. (Referred to in the Contract as "Fixed DCA Account.")

Fixed Account - an account which earns guaranteed interest.

Fixed Account accumulated value - the amount of your accumulated value which is in the Fixed Account.

Investment Options - the DCA Plus Accounts, Fixed Account and Separate Account Divisions.

Joint annuitant - additional annuitant. Joint annuitants must be husband and wife and must be named as owner and joint owner.

Joint owner - an owner who has an undivided interest with the right of survivorship in this Contract with another owner. Joint owners must be husband and wife and must be named as annuitant and joint annuitant.

Mutual Fund - a registered open-end investment company, including a series or portfolio thereof, in which a Division invests.

Non-Qualified Contract - a Contract which does not qualify for favorable tax treatment as a Qualified Plan, Individual Retirement Annuity, Roth IRA, SEP IRA, Simple IRA or Tax Sheltered Annuity.

Notice - any form of written communication received by us, at the annuity service office, P.O. Box 9382, Des Moines, Iowa 50306-9382, or in another form approved by us in advance.

Owner - the person, including joint owner, who owns all the rights and privileges of this Contract.

Purchase payments - the gross amount contributed to the Contract.

Qualified Plans - retirement  plans which receive  favorable tax treatment under
Section 401 or 403(a) of the Internal Revenue Code (the "Code").

Separate Account Division (Division(s) )- a part of the Separate Account which invests in shares of a Mutual Fund. (Referred to in the marketing materials as "sub-accounts.")

Separate Account accumulated value - the amount of your accumulated value in all Divisions.

Surrender charge - the charge deducted upon certain partial or total surrender of the Contract before the annuity payment date.

Surrender value - accumulated value less any applicable surrender charge, annual fee, transaction fee and any premium or other taxes.

Unit - the accounting measure used to calculate the value of the Division prior to annuity payment date.

Unit value - a measure used to determine the value of an investment in a Division.

Valuation date - each day the New York Stock Exchange ("NYSE") is open.

Valuation period - the period of time from one determination of the value of a unit of a Division to the next. Each valuation period begins at the close of normal trading on the NYSE, generally 4:00 p.m. E.T. (3:00 p.m. C.T.) on each valuation date and ends at the close of normal trading of the NYSE on the next valuation date.

You, Your - the owner of this Contract, including any joint owner.

SUMMARY OF EXPENSE INFORMATION

The purpose of these tables is to assist you in understanding the various costs and expenses of the Contract. This information includes expenses of the Contract as well as the Mutual Funds but does not include any premium taxes that may apply. For a more complete description of the Contract expenses see CHARGES AND DEDUCTIONS.

Contract owner transaction expenses:
       o  There is no sales charge imposed on purchase payments.
       o Surrender charge without the purchase payment credit rider (as a percentage of amounts surrendered):

      Table of surrender charges without the purchase payment credit rider

           Number of completed Contract years  Surrender charge applied to all
              since each purchase payment       purchase payments received in
                      was made                      that Contract year

              0 (year of purchase payment)                 6%
              1                                            6%
              2                                            6%
              3                                            5%
              4                                            4%
              5                                            3%
              6                                            2%
              7 and later                                  0%

       o Surrender charge with the purchase payment credit rider (as a percentage of amounts surrendered):

       Table of surrender charges with the purchase payment credit rider

           Number of completed Contract years  Surrender charge applied to all
              since each purchase payment       purchase payments received in
                      was made                      that Contract year

              0 (year of purchase payment)                 8%
              1                                            8%
              2                                            8%
              3                                            8%
              4                                            7%
              5                                            6%
              6                                            5%
              7                                            4%
              8                                            3%
              9 and later                                  0%

       o Annual Contract fee - the lesser of $30 or 2% of the accumulated value.

Separate Account  annual expenses (as a  percentage  of average  account  value)
                      mortality and expense risks charge               1.25%
                      other Separate Account expenses                   .00

                         total Separate Account annual expenses        1.25%

                      optional purchase payment credit rider charge    0.60%

                         total Separate Account annual expenses
                         with the purchase payment credit rider        1.85%

Annual expenses of the Mutual Funds (as a percentage of average net assets) as of December 31, 1999:

                                                            Management       Other      Rule 12(b)1   Total Annual Expenses
                          Mutual Fund                          Fees        Expenses        Fees         After Reimbursement


         Principal Variable Contracts Fund, Inc.
           Aggressive Growth                                   0.75%          0.02%         N/A                0.77%
           Asset Allocation                                    0.80           0.05          N/A                0.85
           Balanced                                            0.57           0.01          N/A                0.58
           Bond                                                0.49           0.01          N/A                0.50
           Capital Value                                       0.43(1)        0.00          N/A                0.43
           Government Securities                               0.49           0.01          N/A                0.50
           Growth                                              0.45(1)        0.00          N/A                0.45
           International                                       0.73(1)        0.05          N/A                0.78
           International Emerging Markets
           International SmallCap                              1.20           0.12          N/A                1.32
           LargeCap Growth
           LargeCap Growth Equity
           LargeCap Stock Index                                0.35           0.14          N/A                0.49(2)
           MicroCap                                            1.00           0.28          N/A                1.28(2)
           MidCap                                              0.61           0.00          N/A                0.61
           MidCap Growth                                       0.90           0.19          N/A                1.09(2)
           MidCap Growth Equity
           Money Market                                        0.50           0.02          N/A                0.52
           Real Estate                                         0.90           0.09          N/A                0.99
           SmallCap                                            0.85           0.06          N/A                0.91
           SmallCap Growth                                     1.00           0.07          N/A                1.07(2)
           SmallCap Value                                      1.10           0.34          N/A                1.44(2)
           Utilities                                           0.60           0.04          N/A                0.64

         AIM V.I. Growth Fund                                  0.63           0.10          N/A                0.73
         AIM V.I. Growth and Income Fund                       0.61           0.16          N/A                0.77
         AIM V.I. Value Fund                                   0.61           0.15          N/A                0.76
         Fidelity Variable Insurance Products Fund II
           Fidelity VIP II Contrafund Portfolio-Service Class  0.58           0.10       0.10%(3)              0.78(4)
         Fidelity Variable Insurance Products Fund
           Fidelity VIP Growth Portfolio-Service Class         0.58           0.09       0.10%(3)              0.77(4)
         Janus Aspen Series - Service Shares Aggressive
             Growth Portfolio

         (1) As a result of a shareholder meeting the Account's management fee was modified effective 1/1/2000.
         (2) Manager has agreed to reimburse expenses, if necessary, so that total Account operating expenses for 2000 will be no more than:
                  MicroCap              1.06%        SmallCap Growth       1.06%
                  MidCap Growth         0.96%        SmallCap Value        1.16%
                  LargeCap Stock Index  0.40%
         (3) The Company and Princor Financial Services Corporation may receive a portion of the Mutual Fund Annual Expenses for recordkeeping, marketing and distribution services.
         (4) Without third party payments or reductions the Total Annual Expenses would have been:
                  Fidelity VIP II Contrafund Portfolio-Service Class       0.81%
                  Fidelity VIP Growth Portfolio-Service Class              0.79%

 Example:

The purpose of the following examples is to assist you in understanding the various costs and expenses that you, as a Contract owner, bear directly or indirectly. They reflect expenses of the Division as well as the expenses of the Mutual Fund in which the Division invests. In certain circumstances, state premium taxes also apply.

The examples should not be considered representations of past or future expenses. Actual expenses may be more or less than those shown.

If you surrender your Contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment. The examples assume that your investment has a 5% return each year and that current expense levels (and waivers and reimbursements, if any) continue.

        Separate Account Division             1 Year     1 Year     3 Years    3 Years    5 Years    5 Years   10 years   10 Years

         Aggressive Growth                     $83                   $119                  $145                 $238
         Asset Allocation                       83                   121                   149                   247
         Balanced                               81                   113                   136                   218
         Bond                                   80                   111                   132                   210
         Capital Value                          79                   109                   128                   202
         Government Securities                  80                   111                   132                   210
         Growth                                 80                   110                   129                   205
         International                          83                   119                   146                   239
         International Emerging Markets
         International SmallCap                 88                   135                   172                   294
         LargeCap Growth
         LargeCap Growth Equity
         LargeCap Stock Index*                  85                   125                   156                   261
         MicroCap*                              87                   134                   170                   290
         MidCap                                 81                   114                   137                   222
         MidCap Growth*                         86                   128                   161                   271
         MidCap Growth Equity
         Money Market                           80                   112                   133                   212
         Real Estate                            85                   125                   156                   261
         SmallCap                               84                   123                   152                   253
         SmallCap Growth*                       85                   128                   160                   269
         SmallCap Value*                        89                   138                   178                   306
         Utilities                              81                   115                   139                   225

         AIM V.I. Growth                        82                   118                   143                   234
         AIM V.I. Growth and Income             83                   119                   145                   238
         AIM V.I. Value                         83                   119                   145                   237
         Fidelity VIP II Contrafund             83                   119                   146                   239
         Fidelity VIP Growth                    83                   119                   145                   238
         Janus Aspen Aggressive Growth

         *   After expense reimbursement

If you elect to receive payments under an annuity payment option (referred to in the Contract as "Benefit Option") at the end of the applicable time period or do not surrender your Contract, you would pay the following expenses on a $1,000 investment. The examples assume that your investment has a 5% annual return each year and that current expense levels (and waivers and reimbursements, if any) continue.

        Separate Account Division             1 Year     1 Year     3 Years    3 Years    5 Years    5 Years   10 years   10 Years

         Aggressive Growth                     $21                   $64                   $111                  $238
         Asset Allocation                       22                    67                    115                   247
         Balanced                               19                    59                    101                   218
         Bond                                   18                    56                     97                   210
         Capital Value                          17                    54                     93                   202
         Government Securities                  18                    56                     97                   210
         Growth                                 18                    55                     94                   205
         International                          21                    65                    111                   239
         International Emerging Markets
         International SmallCap                 26                    81                    138                   294
         LargeCap Growth
         LargeCap Growth Equity
         LargeCap Stock Index*                  23                    71                    122                   261
         MicroCap*                              26                    80                    136                   290
         MidCap                                 19                    60                    102                   222
         MidCap Growth*                         24                    74                    127                   271
         MidCap Growth Equity
         Money Market                           18                    57                     98                   212
         Real Estate                            23                    71                    122                   261
         SmallCap                               22                    69                    118                   253
         SmallCap Growth*                       24                    73                    126                   269
         SmallCap Value*                        28                    85                    144                   306
         Utilities                              20                    60                    104                   225

         AIM V.I. Growth                        20                    63                    109                   234
         AIM V.I. Growth and Income             21                    64                    111                   238
         AIM V.I. Value                         21                    64                    110                   237
         Fidelity VIP II Contrafund             21                    65                    111                   239
         Fidelity VIP Growth                    21                    64                    111                   238
         Janus Aspen Aggressive Growth

         *   After expense reimbursement


SUMMARY

This prospectus describes a flexible variable annuity offered by the Company. The Contract is designed to provide individuals with retirement benefits, including (1) Individual Retirement Annuity plans ("IRA Plans"), Simplified Employee Pension plans ("SEPs") and Savings Incentive Match Plan for Employees ("SIMPLE") IRAs adopted according to Section 408 of the Internal Revenue Code (the "Code") and (2) non-qualified retirement programs.

This is a brief summary of the Contract's features. More detailed information follows later in this prospectus.

Investment Limitations
o Initial purchase payment must be $2,500 or more for non-qualified retirement programs.
o  Initial purchase payment must be $1,000 for all other contracts.
o  Each subsequent payment must be at least $100.
o If you are a member of a retirement plan covering three or more persons and payments are made through an automatic investment program, then the initial and subsequent purchase payments for the Contract must average at least $100 and not be less than $50.

If purchase payments are not paid during two consecutive calendar years and the accumulated value or total purchase payments less partial surrenders and applicable surrender charges is less than $2,000, then we reserve the right to terminate a Contract and distribute the accumulated value, less any applicable charges.

Separate Account Investment Options (see THE UNDERLYING MUTUAL FUNDS):

             Division                             invests in:
                                       Principal Variable Contracts Fund, Inc.
     Aggressive Growth                    Aggressive Growth Account
     Asset Allocation                     Asset Allocation Account
     Balanced                             Balanced Account
     Bond                                 Bond Account
     Capital Value                        Capital Value Account
     Government Securities                Government Securities Account
     Growth                               Growth Account
     International                        International Account
     International Emerging Markets       International Emerging Markets Account
     International SmallCap               International SmallCap Account
     LargeCap Growth                      LargeCap Growth Account
     LargeCap Growth Equity               LargeCap Growth Equity Account
     LargeCap Stock Index                 LargeCap Stock Index Account
     MicroCap                             MicroCap Account
     MidCap                               MidCap Account
     MidCap Growth                        MidCap Growth Account
     MidCap Growth Equity                 MidCap Growth Equity Account
     Money Market                         Money Market Account
     Real Estate                          Real Estate Account
     SmallCap                             SmallCap Account
     SmallCap Growth                      SmallCap Growth Account
     SmallCap Value                       SmallCap Value Account
     Utilities                            Utilities Account

     AIM V.I. Growth                   AIM V.I. Growth Fund
     AIM V.I. Growth and Income        AIM V.I. Growth and Income Fund
     AIM V.I. Value                    AIM V.I. Value Fund
                                       Fidelity Variable Insurance Products Fund II
     Fidelity VIP II Contrafund           Fidelity VIP II Contrafund Portfolio Service Class
                                       Fidelity Variable Insurance Products Fund
     Fidelity VIP Growth                  Fidelity VIP Growth Portfolio Service Class
     Janus Aspen Aggressive Growth     Janus Aspen Series -
                                          Service Shares Aggressive Growth Portfolio

You may allocate your net premium payments to Divisions, the DCA Plus Accounts and/or the Fixed Account. Not all Divisions or the DCA Plus Accounts are available in all states. A current list of Divisions available in your state may be obtained from a sales representative or our annuity service office.

Each Division invests in shares of an underlying Mutual Fund. More detailed information about the underlying Mutual Funds may be found in the current prospectus for each underlying Mutual Fund.

The underlying Mutual Funds are NOT available to the general public directly. The underlying Mutual Funds are available only as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies. Some of the underlying Mutual Funds have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying Mutual Funds may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the underlying Mutual Funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and of any underlying Mutual Fund may differ substantially.

Transfers (See SEPARATE ACCOUNT DIVISION TRANSFERS and FIXED ACCOUNT TRANSFERS, TOTAL AND PARTIAL SURRENDERS for additional restrictions.) This section does not apply to transfers under the DCA Plus Program (see SCHEDULED DCA PLUS TRANSFERS and UNSCHEDULED DCA PLUS TRANSFERS)
During the accumulation period:
o  a dollar amount or percentage of transfer must be specified;
o  a transfer may occur on a scheduled or unscheduled basis; and
o  transfers into DCA Plus Accounts are not permitted.
During the annuity payment period, transfers are not permitted (no transfers once payments have begun).

Surrenders (see SURRENDERS and FIXED ACCOUNT TRANSFERS, TOTAL AND PARTIAL SURRENDERS and DCA PLUS SURRENDERS) During the accumulation period:
o  a dollar amount must be specified;
o  surrendered amounts may be subject to surrender charge;
o  total surrenders may be subject to an annual Contract fee;
o during a Contract year, partial surrenders less than the Contract's earnings or 10% of purchase payments are not subject to a surrender charge; and
o withdrawals before age 59 1/2 may involve an income tax penalty (see FEDERAL TAX MATTERS).

Charges and Deductions
o  No sales charge on purchase payments.
o A contingent deferred surrender charge is imposed on certain total or partial surrenders.
o A mortality and expense risks daily charge equal to 1.25% per year applies to amounts in the Separate Account.
o If elected, a purchase payment credit rider daily charge equal to 0.60% per year applies to amounts in the Separate Account.
o The purchase payment credit rider charge terminates upon completion of your 8th Contract year.
o Daily Separate Account administration charge is currently zero but we reserve the right to assess a charge not to exceed 0.15% annually.
o Contracts with an accumulated value of less than $30,000 are subject to an annual Contract fee of the lesser of $30 or 2% of the accumulated value. Currently we do not charge the annual fee if your accumulated value is $30,000 or more. If you own more than one Contract, then all the Contracts you own or jointly own are aggregated, on each Contract's anniversary, to determine if the $30,000 minimum has been met.
o Certain states and local governments impose a premium tax. The Company reserves the right to deduct the amount of the tax from purchase payments or accumulated values.

Annuity Payments
o You may choose from several fixed annuity payment options which start on your selected annuity payment date.
o Payments are made to the owner (or beneficiary depending on the annuity payment option selected). You should carefully consider the tax implications of each annuity payment option (see ANNUITY PAYMENT OPTIONS and FEDERAL TAX MATTERS).
o  Your Contract refers to annuity payments as "retirement benefit" payments.

Death Benefit
o If the annuitant or owner dies before the annuity payment date, then a death benefit is payable to the beneficiary of the Contract.
o The death benefit may be paid as either a single sum cash benefit or under an annuity payment option (see DEATH BENEFIT).
o If the annuitant dies on or after the annuity payment date, then the beneficiary will receive only any continuing payments which may be provided by the annuity payment option in effect.

Examination Period (Free-Look)
o You may return the Contract during the examination period which is generally 10 days from the date you receive the Contract. The examination period may be longer in certain states.
o We return all purchase payments if required by state law. Otherwise we return accumulated value.
o  We recover the full amount of any purchase payment credit.

CONDENSED FINANCIAL INFORMATION

Financial statements are included in the Statement of Additional Information. Following are unit values for the Contract for the periods ended December 31.

                                                                                                      Number of
                                                    Accumulation Unit Value                      Accumulation Units
                                                                                                     Outstanding
                                    Beginning             End of       Percentage of Change         End of Period
                                    of Period             Period         from Prior Period         (in thousands)

Aggressive Growth Division
   Year Ended December 31
     1999                            $27.815             $38.363              37.92%                   9,018
     1998                             23.689              27.815              17.42                    7,486
     1997                             18.340              23.689              29.17                    6,077
     1996                             14.503              18.340              26.46                    3,971
     1995                             10.184              14.503              42.41                    1,324
   Period Ended December 31, 1994(1)  10.075              10.184               1.08                      362

Asset Allocation Division
   Year Ended December 31
     1999                             16.690              19.696              18.01                    3,913
     1998                             15.478              16.690               7.83                    3,762
     1997                             13.260              15.478              16.73                    3,134
     1996                             11.891              13.260              11.51                    2,264
     1995                              9.978              11.891              19.17                      912
   Period Ended December 31, 1994(1)  10.075               9.978              -0.96                      303

Balanced Division
   Year Ended December 31
     1999                             17.647              17.846               1.13                    9,103
     1998                             15.966              17.647              10.53                    8,903
     1997                             13.708              15.966              16.47                    6,717
     1996                             12.270              13.708              11.72                    4,661
     1995                              9.972              12.270              23.04                    1,373
   Period Ended December 31, 1994(1)  10.266               9.972              -2.86                      370

Bond Division
   Year Ended December 31
     1999                             14.260              13.718              -3.80                    7,677
     1998                             13.408              14.260               6.35                    7,499
     1997                             12.275              13.408               9.23                    5,017
     1996                             12.143              12.275               1.09                    3,872
     1995                             10.064              12.143              20.66                    1,401
   Period Ended December 31, 1994(1)  10.050              10.064               0.14                      301

Capital Value Division
   Year Ended December 31
     1999                             23.156              21.888              -5.48                   11,634
     1998                             20.642              23.156              12.18                   11,720
     1997                             16.261              20.642              26.94                    9,320
     1996                             13.333              16.261              21.96                    6,267
     1995                             10.234              13.333              30.28                    2,232
   Period Ended December 31, 1994(1)  10.328              10.234              -0.91                      699

Government Securities Division
   Year Ended December 31
     1999                             13.954              13.741              -1.53                    8,554
     1998                             13.049              13.954               6.94                    8,554
     1997                             11.969              13.049               9.02                    5,946
     1996                             11.728              11.969               2.06                    5,443
     1995                              9.973              11.728              17.60                    2,023
   Period Ended December 31, 1994(1)  10.133               9.973              -1.93                      572

                                                                                                      Number of
                                                    Accumulation Unit Value                      Accumulation Units
                                                                                                     Outstanding
                                    Beginning             End of       Percentage of Change         End of Period
                                    of Period             Period         from Prior Period         (in thousands)

Growth Division
   Year Ended December 31
     1999                            $21.657             $24.904              14.99%                  10,999
     1998                             18.070              21.657              19.85                    9,863
     1997                             14.411              18.070              25.39                    7,898
     1996                             12.970              14.411              11.11                    6,089
     1995                             10.454              12.970              24.07                    2,619
   Period Ended December 31, 1994(1)  10.336              10.454               1.14                      764

International Division
   Year Ended December 31
     1999                             16.071              19.987              24.37                    7,799
     1998                             14.795              16.071               8.62                    7,866
     1997                             13.347              14.795              10.85                    7,316
     1996                             10.804              13.347              23.54                    4,797
     1995                              9.582              10.804              12.75                    2,146
   Period Ended December 31, 1994(1)   9.624               9.582              -0.43                      936

International SmallCap Division
   Year Ended December 31
     1999                              8.978              17.184              91.40                    1,246
   Period Ended December 31, 1998(2)  10.000               8.978             -10.22                      419

LargeCap Stock Index Division(3)
   Period Ended December 31, 1999(4)  10.000              10.956               9.56                    2,314

MicroCap Division
   Year Ended December 31
     1999                              8.106               7.920              -2.30                      244
   Period Ended December 31, 1998(2)  10.000               8.106             -18.94                      141

MidCap Division
   Year Ended December 31
     1999                             19.125              21.351              11.64                    9,229
     1998                             18.676              19.125               2.40                   10,738
     1997                             15.405              18.676              21.23                    9,820
     1996                             12.880              15.405              19.60                    7,285
     1995                             10.108              12.880              27.42                    3,059
   Period Ended December 31, 1994(1)  10.157              10.108              -0.48                      973

MidCap Growth Division
   Year Ended December 31
     1999                              9.607              10.522               9.52                      746
   Period Ended December 31, 1998(2)  10.000               9.607              -3.93                      352

Money Market Division
   Year Ended December 31
     1999                             11.913              12.306               3.30                    7,145
     1998                             11.463              11.913               3.93                    4,905
     1997                             11.027              11.463               3.95                    2,752
     1996                             10.628              11.027               3.75                    2,929
     1995                             10.194              10.628               4.26                    1,370
   Period Ended December 31, 1994(1)  10.027              10.194               1.67                      702

                                                                                                      Number of
                                                    Accumulation Unit Value                      Accumulation Units
                                                                                                     Outstanding
                                    Beginning             End of       Percentage of Change         End of Period
                                    of Period             Period         from Prior Period         (in thousands)

Real Estate Division
   Year Ended December 31
     1999                            $ 9.275            $  8.750              -5.66%                     261
   Period Ended December 31, 1998(2)  10.000               9.275              -7.25                      195

SmallCap Division
   Year Ended December 31
     1999                              7.928              11.242              41.80                    1,208
   Period Ended December 31, 1998(2)  10.000               7.928             -20.72                      459

SmallCap Growth Division
   Year Ended December 31
     1999                             10.179              19.672              93.26                    1,388
   Period Ended December 31, 1998(2)  10.000              10.179               1.79                      314

SmallCap Value Division
   Year Ended December 31
     1999                              8.440              10.123              19.94                      536
   Period Ended December 31, 1998(2)  10.000               8.440             -15.60                      306

Utilities Division
   Year Ended December 31
     1999                             11.464              11.581               1.02                    1,670
   Period Ended December 31, 1998(2)  10.000              11.464              14.64                      639

AIM V.I. Growth Division
   Period Ended December 31, 1999(4)  10.000              12.256              22.56                      968

AIM V.I. Growth and Income Division
   Period Ended December 31, 1999(4)  10.000              12.101              21.01                    1,494

AIM V.I. Value Division
   Period Ended December 31, 1999(4)  10.000              11.553              15.53                    1,149

Fidelity VIP II Contrafund Division
   Period Ended December 31, 1999(4)  10.000              11.294              12.94                    1,436

Fidelity VIP Growth Division
   Period Ended December 31, 1999(4)  10.000              12.108              21.08                    1,441


(1)  Commenced operations on June 16, 1994.
(2)  Commenced operations on May 1, 1998.
(3)  Formerly known as Stock Index 500 Division.
(4)  Commenced operations on July 30, 1999.

THE PRINCIPAL FLEXIBLE VARIABLE ANNUITY

The Principal Flexible Variable Annuity is significantly different from a fixed annuity. As the owner of a variable annuity, you assume the risk of investment gain or loss (as to amounts in the Divisions) rather than the insurance company. The Separate Account value under a variable annuity is not guaranteed and varies with the investment performance of the underlying Mutual Funds.

Based on your investment objectives, you direct the allocation of purchase payments and accumulated values. There can be no assurance that your investment objectives will be achieved.

THE COMPANY

The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50306. It is authorized to transact life and annuity business in all of the United States and the District of Columbia. The Company is a wholly owned subsidiary of Principal Financial Services, Inc.

In 1879, the Company was incorporated under Iowa law as a mutual life insurance company named Bankers Life Association. It changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual holding company structure took place in 1998.

THE SEPARATE ACCOUNT

Separate Account B was established under Iowa law on January 12, 1970. It was registered as a unit investment trust with the SEC on July 17, 1970. This registration does not involve SEC supervision of the investments or investment policies of the Separate Account.

The income, gains, and losses, whether or not realized, of the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company. Obligations arising from the Contract, including the promise to make annuity payments, are general corporate obligations of the Company. However, the Contract provides that the portion of the Separate Account's assets equal to the reserves and other liabilities under the Contract are not charged with any liabilities arising out of any other business of the Company.

The assets of each Division invest in a corresponding Mutual Fund. New Divisions may be added and made available. Divisions may also be eliminated from the Separate Account.

THE UNDERLYING MUTUAL FUNDS

The Principal Variable Contracts Fund, Inc., AIM V.I. Growth Fund, AIM V.I. Growth and Income Fund, AIM V.I. Value Fund, Fidelity Variable Insurance Product Fund, Fidelity Variable Insurance Product Fund II and Janus Aspen Series are Mutual Funds registered under the Investment Company Act of 1940 as open-end investment management companies. The Mutual Funds provide the investment vehicles for the Separate Account. A full description of the Mutual Funds, the investment objectives, policies and restrictions, charges and expenses and other operational information are contained in the accompanying prospectuses (which should be read carefully before investing) and the Statement of Additional Information ("SAI"). Additional copies of these documents are available from a sales representative or our annuity service office.

Principal Management Corporation (the "Manager") serves as the manager for the Principal Variable Contracts Fund. The Manager is a subsidiary of Princor
Financial Services Corporation. It has managed mutual funds since 1969. As of December 31, 1999, the funds it managed had assets of approximately $6.4 billion. The Manager's address is Principal Financial Group, Des Moines, Iowa 50392-0200.

Some of the Principal Variable Contracts Fund's Accounts are used to fund the Company's variable life insurance contracts. The Board of Directors (the "Board") monitors events in order to identify any material irreconcilable conflicts between the interests of the variable annuity contract owners and variable life insurance policyowners. The Board determines any responsive action which may need to be taken. If it becomes necessary for any Separate Account to replace shares of any division with an alternate investment, then the division may have to liquidate securities on a disadvantageous basis.

AIM Advisors, Inc. (the advisor) serves as the investment advisor for the AIM V.I. Growth Fund, AIM V.I. Growth and Income Fund and the AIM V.I. Value Fund. The advisor is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173. The advisor supervises all aspects of the funds' operations and provides investment advisory services to the funds, including obtaining and evaluating economic, statistical and financial information to formulate and implement investment programs for the funds.

Fidelity Investments Institutional Services, Inc. is the manager for the Fidelity Insurance Products Fund and Fidelity Insurance Products Fund II. As of December 31, 1999, Fidelity had approximately $863 billion in discretionary assets under management. The manager is located at 82 Devonshire Street, Boston, Massachusetts 02109. As the manager, Fidelity is responsible for choosing the account investments and handling their business affairs.

Janus Capital ("Janus") is the investment advisor for the Janus Aspen Series. Janus is located at 100 Fillmore Street, Denver, Colorado 80206-4928. Janus is responsible for the day-to-day management of investment portfolio and other business affairs of the portfolio.

The Company purchases and sells Mutual Fund shares for the Separate Account at their net asset value without any sales or redemption charge. Shares represent interests in the Mutual Fund available for investment by the Separate Account. Each Mutual Fund corresponds to one of the Divisions. The assets of each Division are separate from the others. A Division's performance has no effect on the investment performance of any other Division.

The following is a brief summary of the investment objectives of each Division:

Division                 Division Invests In           Investment Advisor*              Investment Objective
Aggressive Growth        Principal Variable Contracts  Morgan Stanley Asset             to provide long-term capital appreciation
                         Fund, Inc. -                  Management through a             by investing  primarily in growth-oriented
Account                  Aggressive Growth             sub-advisory agreement           common stocks of medium and large
                                                                                        capitalization U.S. corporations and, to a
                                                                                        limited extent, foreign corporations.

Asset Allocation         Principal Variable Contracts  Morgan Stanley Asset             to generate a total investment return
                         Fund, Inc. -                  Management through a             consistent with the preservation of capital.
                         Asset Allocation Account      sub-advisory agreement           The Account intends to pursue a flexible
                                                                                        investment policy in seeking to achieve
                                                                                        this investment objective.

Balanced                 Principal Variable Contracts  Invista Capital Management, LLC  to generate a total return consisting of
                         Fund, Inc. -                  through a sub-advisory agreement current income and capital appreciation
                         Balanced Account                                               while assuming reasonable risks in
                                                                                        furtherance of this objective.

Bond                     Principal Variable Contracts  Principal Management Corporation to provide as high a level of income as is
                         Fund,  Inc. -                                                  consistent with preservation of capital and
                         Bond Account                                                   prudent investment risk.

Capital Value            Principal Variable Contracts  Invista Capital Management, LLC  to provide long-term capital appreciation
                         Fund, Inc. -                  through a sub-advisory agreement and secondarily growth of investment
                         Capital Value Account                                          income. The Account seeks to achieve its
                                                                                        investment objectives through the purchase
                                                                                        primarily of common stocks, but the Account
                                                                                        may invest in other securities.

Division                 Division Invests In           Investment Advisor*                Investment Objective
--------                 -------------------           ------------------                 --------------------
Government Securities    Principal Variable Contracts  Invista Capital Management, LLC  to seek a high level of current income,
                         Fund, Inc. -                  through a sub-advisory agreement liquidity and safety of principal. The
                         Government Securities Account                                  Account seeks to achieve its objective
                                                                                        through the purchase of obligations
                                                                                        issued or guaranteed by the United States
                                                                                        Government or its agencies, with
                                                                                        emphasis on Government National
                                                                                        Mortgage Association Certificates
                                                                                        ("GNMA Certificates"). Account shares
                                                                                        are not guaranteed by the United States
                                                                                        Government.

Growth                   Principal Variable Contracts  Invista Capital Management, LLC  to seek growth of capital. The Account
                         Fund, Inc. -                  through a sub-advisory agreement seeks to achieve its objective through the
                         Growth Account                                                 purchase  primarily of common stocks,  but
                                                                                        the Account may invest in other securities.

International            Principal Variable Contracts  Invista Capital Management, LLC  to seek long-term growth of capital by
                         Fund, Inc. -                  through a sub-advisory agreement investing in a portfolio of equity
                         International Account                                          securities domiciled in any of the nations
                                                                                        of the world.

International            Principal Variable Contracts  Invista Capital Management, LLC  seeks to achieve long-term growth of capital
Emerging Markets         Fund, Inc. -                  through a sub-advisory agreement by investing primarily in equity securities
                         International Emerging                                         of issuers in emerging market countries.
                         Account

International SmallCap   Principal Variable Contracts  Invista Capital Management, LLC  seeks long-term growth of capital. The
                         Fund, Inc. -                  through a sub-advisory agreement Account will attempt to achieve its
                         International SmallCap Account                                 objective by investing primarily in equity
                                                                                        securities of non-United  States  companies
                                                                                        with  comparatively  smaller market
                                                                                        capitalizations.

LargeCap Growth          Principal Variable Contracts  Janus Capital Management, LLC    seeks long-term growth of capital by
                         Fund, Inc. -                  through a sub-advisory agreement investing in equity securities of growth
                         LargeCap Growth Account                                        companies with market capitalization of
                                                                                        greater than $10 billion.

LargeCap Growth          Principal Variable Contracts  Duncan-Hurst Capital             seeks to achieve long-term growth of capital
Equity                   Fund, Inc. -                  Management, Inc.                 investing primarily in common stocks
                         LargeCap Growth               through a sub-advisory agreement of larger capitalization domestic companies.
                         Equity Account

LargeCap Stock Index     Principal Variable Contracts  Invista Capital Management, LLC  The Account attempts to mirror the
                         Fund, Inc. -                  through a sub-advisory agreement investment results of the Standard &
                         LargeCap Stock Index Account                                   Poor's 500 Stock Index.

MicroCap                 Principal Variable Contracts  Goldman Sachs Asset Management   seeks long-term growth of capital. The
                         Fund, Inc. -                  through a sub-advisory agreement Account will attempt to achieve its
                         MicroCap Account                                               objective by investing primarily in value
                                                                                        and growth oriented companies with small
                                                                                        market capitalizations, generally
                                                                                        less than $700 million.

MidCap                   Principal Variable Contracts  Invista Capital Management, LLC  to achieve capital appreciation by
                         Fund, Inc. -                  through a sub-advisory agreement investing primarily in securities of
                         MidCap Account                                                 emerging and other growth-oriented
                                                                                        companies.

Division                 Division Invests In           Investment Advisor*                Investment Objective
--------                 -------------------           ------------------                 --------------------
MidCap Growth            Principal Variable Contracts  Dreyfus Corporation through      seeks long-term growth of capital. The
                         Fund, Inc. -                  a sub-advisory agreement         Account will attempt to achieve its
                         MidCap Growth Account                                          objective by investing primarily in growth
                                                                                        stocks of companies with market
                                                                                        capitalizations in the $1 billion to $10
                                                                                        billion range.

MidCap Growth            Principal Variable Contracts  Turner Investment Partners, Inc. seeks to achieve long-term growth of
Equity                   Fund, Inc. -                  through a sub-advisory agreement capital by investing primarily in medium
                         MidCap Growth                                                  capitalization of U.S. companies with
                         Equity Account                                                 strong earnings growth potential.

Money Market             Principal Variable Contracts  Principal Management Corporation to seek as high a level of current income
                         Fund, Inc. -                                                   available from short-term securities as is
                         Money Market Account                                           considered consistent with preservation of
                                                                                        principal and maintenance of liquidity by
                                                                                        investing all of its assets in a portfolio
                                                                                        of money market instruments.

Real Estate              Principal Variable Contracts  Principal Management Corporation seeks to generate a high total return. The
                         Fund, Inc. -                                                   Account will attempt to achieve its
                         Real Estate Account                                            objective by investing primarily in equity
                                                                                        securities of companies principally
                                                                                        engaged in the real estate industry.

SmallCap                 Principal Variable Contracts  Invista Capital Management, LLC  seeks long-term growth of capital. The
                         Fund, Inc. -                  through a sub-advisory agreement Account will attempt to achieve its
                         SmallCap Account                                               objective by investing primarily in equity
                                                                                        securities of both growth and value
                                                                                        oriented companies with comparatively
                                                                                        smaller market capitalizations.

SmallCap Growth          Principal Variable Contracts  Berger LLC through               seeks long-term growth of capital. The
                         Fund, Inc. -                  a sub-advisory agreement         Account will attempt to achieve its
                         SmallCap Growth Account                                        objective by investing primarily in equity
                                                                                        securities of small growth companies with
                                                                                        market capitalization of less than
                                                                                        $1 billion.

SmallCap Value           Principal Variable Contracts  J.P. Morgan Investment           seeks long-term growth of capital. The
                         Fund, Inc. -                  Management Inc. through a        Account will attempt to achieve its
                         SmallCap Value Account        sub-advisory agreement           objective by investing primarily in equity
                                                                                        securities of small companies with value
                                                                                        characteristics and market capitalizations
                                                                                        of less than $1 billion.

Utilities                Principal Variable Contracts  Invista Capital Management, LLC  seeks to provide current income and long-
                         Fund, Inc. -                  through a sub-advisory agreement term growth of income and capital. The
                         Utilities Account                                              Account will attempt to achieve its
                                                                                        objective by investing primarily in equity
                                                                                        and fixed-income securities of companies
                                                                                        in the public utilities industry.

AIM V.I. Growth          AIM V.I. Growth Fund          AIM Advisors, Inc.               seeks growth of capital primarily by
                                                                                        investing in seasoned and better capitalized
                                                                                        companies considered to have strong earnings
                                                                                        momentum.

AIM V.I. Growth          AIM V.I. Growth               AIM Advisors, Inc.               seeks growth of capital with a secondary
and Income               and Income Fund                                                objective of current income.

Division                 Division Invests In           Investment Advisor*                Investment Objective
AIM V.I. Value           AIM V.I. Value Fund           AIM Advisors, Inc.               seeks long-term growth of capital by
                                                                                        investing primarily in equity securities
                                                                                        judged by the fund's investment advisor to
                                                                                        be undervalued relative to the investment
                                                                                        advisor's appraisal of the current or
                                                                                        projected earnings of the companies issuing
                                                                                        the securities, or relative to current
                                                                                        market values of assets owned by the
                                                                                        companies issuing the securities or
                                                                                        relative to the equity market generally.
                                                                                        Income is a secondary objective.

Fidelity VIP II          Fidelity Variable Insurance   Fidelity Management              seeks long-term capital appreciation.
  Contrafund             Products Fund II              and Research Company
                         Fidelity VIP II
                         Contrafund Portfolio
                         Service Class

Fidelity VIP Growth      Fidelity Variable Insurance   Fidelity Management              seeks to maximize total return by allocating
                         Products Fund                 and Research Company             its assets among stocks, bonds, short-term
                         Fidelity VIP Growth                                            instruments, and other investments.
                         Portfolio Service Class

Janus Aspen              Janus Aspen Series -          Janus Capital Corporation        seeks long-term growth of capital.It pursues
Aggressive Growth        Service Shares                                                 its objective by investing primarily in
                         Aggressive Growth                                              common stocks selected for their growth
                         Portfolio                                                      potential, and normally invests at least
                                                                                        50% of its equity assets in  medium-sized
                                                                                        companies. Medium-sized companies are those
                                                                                        whose market capitalization falls within
                                                                                        the range of companies in the S&P MidCap 400
                                                                                        Index.

* An Investment Advisor agrees to provide investment advisory services for a specific underlying Mutual Fund or underlying Mutual Fund Account. For these services, each Investment Advisor is paid a fee.

SURPLUS DISTRIBUTIONS

Divisible surplus distributions are not anticipated because the Contracts are not expected to result in a contribution to the divisible surplus of the Company. However, if any divisible surplus distribution is made, then it will be made to the owners in the form of cash.

THE CONTRACT

The following descriptions are based on provisions of the Contract offered by this prospectus. You should refer to the actual Contract and the terms and limitations of any qualified plan which is to be funded by the Contract. Qualified plans are subject to several requirements and limitations which may affect the terms of any particular Contract or the advisability of taking certain action permitted by the Contract.

To Buy a Contract
If you want to buy a Contract, you must submit an application and make an initial purchase payment. If you are buying the Contract to fund a SIMPLE-IRA or SEP, an initial purchase payment is not required at the time you send in the application. If the application is complete and the Contract applied for is suitable, the Contract is issued subject to underwriting. If the completed application is received in proper order, the initial purchase payment is credited within two valuation days after the later of receipt of the application or receipt of the initial purchase payment at the annuity service office. If the initial purchase payment is not credited within five valuation days, it is refunded unless we have received your permission to retain the purchase payment until we receive the information necessary to issue the Contract.

The date the Contract is issued is the Contract date. The Contract date is the date used to determine Contract years, regardless of when the Contract is delivered.

Purchase Payments
o The initial purchase payment must be at least $2,500 for non-qualified retirement programs.
o  All other initial purchase payments must be at least $1,000.
o If you are making purchase payments through a payroll deduction plan or through a bank account (or similar financial institution) under an automated investment program, then your initial and subsequent purchase payments must be at least $100.
o You may elect a purchase payment credit rider with an additional charge and an associated 9-year surrender charge period.
o Subsequent payments must be at least $100 and can be made until the annuity payment date.
o If you are a member of a retirement plan covering three or more persons, then the initial and subsequent purchase payments for the Contract must average at least $100 and cannot be less than $50.
o The total of all purchase payments may not be greater than $2,000,000 without our prior approval.
o In New Jersey after the first Contract year, purchase payments cannot exceed $100,000 per Contract year.

The Company reserves the right to:
o increase the minimum amount for each purchase payment to not more than $1,000; and
o terminate* a Contract and send you the accumulated value if no premiums are paid during two consecutive calendar years and the accumulated value (or total purchase payments less partial surrenders and applicable surrender charges) is less than $2,000.

   * The Company will first notify you of its intent to exercise this right and give you 60 days to increase the accumulated value to at least $2,000.

Right to Examine the Contract (Free-Look)
Under state law, you have the right to return the Contract for any reason during the examination period. The examination period is 10 days after the Contract is delivered to you in all states, unless your Contract is issued in:
     a. California and you are age 60 and over (30 day examination period);
     b. Colorado (15 day examination period); or
     c. Idaho or North Dakota (20 day examination period).

Some states require us to return the initial purchase payment. If your Contract is issued in one of those states, your initial purchase payments are allocated to the Money Market Division for 15 days (20 days for Contracts issued in Idaho) after the Contract date. After the 15-day period (20 days in Idaho), the then current value of the Money Market Division is reallocated according to your allocation instructions. The states in which purchase payments are returned are:
       Colorado                 Kentucky                 North Carolina
       Connecticut*             Louisiana                Oklahoma
       Georgia                  Maryland                 Rhode Island
       Hawaii                   Michigan                 South Carolina
       Idaho                    Missouri                 Utah
       Indiana                  Nebraska                 Washington

   *   Purchase  payments are  refunded if the  Contract is  canceled   prior to
       its delivery, otherwise the accumulated value is refunded.

If your Contract is issued in a state not listed above and if you return the Contract during the examination period, you will receive the accumulated value.

Additionally, if you decide to return the Contract during the examination period, the amount returned is reduced by any credits. If the value of the purchase payment credit declines during the examination period, we recover the full amount of the purchase payment credit.

To return a Contract you must send it and a written request to the annuity service office or to the sales representative who sold it to you before the close of business on the last day of the examination period. If you send the request (properly addressed and postage prepaid) to the annuity service office, the date of the postmark is used to determine if the examination period has expired.

Replacement Contracts
If the purchase of this Contract is a replacement for another annuity contract or a life insurance policy, different examination periods may apply. The Company reserves the right to keep the initial purchase payment in the Money Market Division longer than 15 days to correspond to the examination periods of a particular state's replacement requirements.

    Exchange Credit
    If you own a Single Premium Deferred Annuity ("SPDA") or a Single Premium Deferred Annuity Plus ("SPDA+") issued by us and are within at least 8 months of the 8th Contract year, then you may transfer the accumulated value, without charge, to the Contract described in this prospectus. Additionally, we will add 1% of the current SPDA/SPDA+ surrender value to the purchase payment. We reserve the right to change or terminate this program. Any changes or termination will follow at least 1 year notice.

    Both  SPDA  and  SPDA+  are   annuities   which  provide  a  fixed  rate  of
    accumulation. This Contract varies with the investment experience and objectives of the various Divisions. Thus, the value of your Contract may increase or decrease with the investment holdings of the Divisions.

    When making an exchange decision, the owner should carefully review the SPDA or SPDA+ contract and this prospectus because the charges and provisions of the contracts differ. An existing SPDA or SPDA+ contract may be currently eligible for waiver of surrender charge due to critical need, while similar riders may not be available under this Contract.

    To complete a transfer to this Contract, send
    1) a Contract application,
    2) a SPDA/SPDA+ surrender form,
    3) a replacement form (based on state written), and
    4) an Annuity Exchange Request and Release Form.
    The exchange is effective when we receive the completed forms and accept the application. The transaction is valued at the end of the valuation period in which we receive the necessary documents.

    (This "exchange credit" is not available in New York and may not be available in other states as well. Specific information is available from your registered representative or the annuity service office (1-800-852-4450)).

    The Exchange Credit is allocated among the Separate Account Divisions, the DCA Plus Account(s) or the Fixed Account in the same ratio as the allocation of the purchase payment. The credit is treated as earnings. The 1% credit is subject to a vesting period. Therefore, the 1% credit is not credited to your Contract until the examination period has expired. If you exercise your right to return the Contract during the examination period, then the amount returned is the original amount invested (see RIGHT TO EXAMINE THE CONTRACT).

Purchase Payment Credit Rider
You may elect a purchase payment credit rider at the time the Contract is issued (may not be available in all states; consult your sales representative or the annuity service office for availability). If the purchase payment credit rider is elected, then the following provisions apply to the Contract:
o A credit of 5% will be applied to purchase payments received during your first Contract year. For example, if you make purchase payments totaling $10,000 in your first Contract year, a credit amount of $500 will be added to your Contract (5% x $10,000). If an additional purchase payment of $5,000 is made in your second Contract year, then a credit is not added as a result of the $5,000 purchase payment.
o The credit is allocated among the Fixed Account and the Divisions according to your then current purchase payment allocations.
o If you exercise your right to return the Contract during the examination period, the amount returned to you is reduced by any credits.
o  Credits are considered earnings under the Contract.
o All purchase payments are subject to the 9-year surrender charge table (see Surrender Charge).
o The purchase payment credit rider may not be cancelled and the associated 9-year surrender charge period cannot be changed.
o  You may not participate in the DCA Plus Program.

The 0.60% purchase payment credit rider charge is assessed against the entire Separate Account accumulated value for the first eight Contract years. If you anticipate making additional purchase payments after the first Contract year you should carefully examine the purchase payment credit rider and consult your sales representative regarding its desirability.

The following table demonstrates hypothetical Contract accumulated values for Contracts with the purchase payment credit rider and Contracts without the rider. The example is based on:

o a $100,000 initial purchase payment and no additional purchase payments; o no surrender during the 10 years shown by the example;
o the deduction of total Separate Account annual expenses of 1.85% annually for Contracts with the purchase payment credit rider and 1.25% annually for Contracts without the rider;
o the deduction of Mutual Fund expenses equal to those calculated as of December 31, 1999
o purchase payment allocation among the Divisions proportionally equal to the allocation of the company's total Separate Account assets as of April 30, 2000;
o  5% and 10% annual rates of return before charges for a period of 10 years.

                                               5% Annual Return                            10% Annual Return
                                Contract without           Contract with          Contract without           Contract with
                                purchase payment         purchase payment         purchase payment         purhcase payment
            Contract Year         credit rider                credit                credit rider                credit

                  1                $103,138                  $107,648                 $108,410                $113,151
                  2                $106,383                  $110,371                 $117,553                $121,960
                  3                $109,731                  $113,164                 $127,468                $131,455
                  4                $113,185                  $116,027                 $138,219                $141,691
                  5                $116,747                  $118,964                 $149,878                $152,723
                  6                $120,423                  $121,975                 $162,521                $164,616
                  7                $124,214                  $125,062                 $176,232                $177,435
                  8                $128,126                  $128,229                 $191,099                $191,253
                  9                $132,161                  $132,252                 $207,222                $207,336
                  10               $136,323                  $136,414                 $224,705                $224,823
                  15               $159,196                  $159,322                 $336,921                $337,186
                  20               $185,924                  $186,070                 $505,220                $505,617

Based on the assumptions stated above, Contract accumulated value will generally be higher for Contracts with the purchase payment credit rider than without, regardless of the rate of return. In addition, the higher the rate of return, the more advantageous the purchase payment credit rider becomes.

The Accumulation Period
     The Value of Your Contract
     The value of your Contract is the total of the Separate Account value plus the DCA Plus Account(s) value plus the Fixed Account value. The DCA Plus Accounts and Fixed Account are described in the section titled FIXED ACCOUNT AND DCA PLUS ACCOUNTS.

     There is no guaranteed minimum Separate Account value. Its value reflects the investment experience of the Divisions that you choose. It also reflects your purchase payments, partial surrenders, surrender charges and the Contract expenses deducted from the Separate Account.

     The Separate Account value changes from day to day. To the extent the accumulated value is allocated to the Separate Account, you bear the investment risk. At the end of any valuation period, your Contract's value in a Division is:
     o  the number of units you have in a Division multiplied by
     o  the value of a unit in the Division.

     The number of units is the total of units purchased by allocations to the Division from:
     o  your initial purchase payment;
     o  an exchange credit (if applicable);
     o  subsequent investments;
     o  purchase payment credits;  and
     o  transfers  from  another  Division,  a DCA  Plus  Account  or the  Fixed
        Account.
     minus units sold:
     o  for partial surrenders from the Division;
     o  as part of a transfer to another Division or the Fixed Account; and
     o  to pay contract charges and fees.

Unit values are calculated each valuation date at the close of normal trading of the New York Stock Exchange (generally 3:00 p.m. Central Time). To calculate the unit value of a Division, the unit value from the previous valuation date is multiplied by the Division's net investment factor for the current valuation period. The number of units does not change due to a change in unit value.

The net investment factor measures the performance of each Division. The net investment factor for a valuation period is calculated as follows:

           [{share price (net asset value) of the underlying Mutual Fund at the end of the valuation period plus
           per share amount of any dividend* (or other distribution) made by the Mutual Fund during the valuation period}
                                   divided by
           share price (net asset value) of the underlying Mutual Fund at the end of the previous valuation period]
                                      minus
           {total Separate Account annual expenses}


           * When an investment owned by a Mutual Fund pays a dividend, the dividend increases the net asset value of a share of the Mutual Fund as of the date the dividend is recorded. As the net asset value of a share of a Mutual Fund increases, the unit value of the corresponding Division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of units you own in the Division.

The Separate Account charges are calculated by dividing the annual amount of the charge by 365 and multiplying by the number of days in the valuation period.

The Separate Account charges and any taxes (currently none) are accrued daily and are transferred from the Separate Account at the Company's discretion.

     Purchase Payments
     o On your application, you direct your purchase payments to be allocated to the Investment Options.
     o  Allocations may be in percentages.
     o  Percentages must be in whole numbers and total 100%.
     o  Subsequent   purchase   payments   are   allocated   according  to  your
        instructions.
     o  Changes to the allocation instructions may be made without charge.
        o A change is effective on the next valuation period after we receive your new instructions.
        o  You can change the allocations by:
              1)  mailing your instructions to us;
              2)  calling us at 1-800-852-4450  (if telephone  privileges apply); or
              3)  faxing your instructions to us at 1-515-248-9800.
     o Changes to purchase payment allocations do not transfer any existing Investment Option accumulated values.
     o Purchase payments are credited on the basis of unit value next determined after we receive a purchase payment.

     Separate Account Division Transfers
     o You may request an unscheduled transfer or set up a scheduled transfer by sending us a written request, by telephoning if you have telephone privileges (1-800-852-4450) or sending us a fax (1-515-248-9800).
     o You must specify the dollar amount or percentage to transfer from each Division.
     o The minimum amount is $100 or if the Division's value is less than $100, then 100% of the Division from which the transfer is being made.
     o In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Contracts for which he or she is not the owner.
     You may not make a transfer to the Fixed Account if:
     o a transfer has been made from the Fixed Account to a Division within six months; or
     o following the transfer, the Fixed Account value would be greater than $1,000,000 (without our prior approval).

     Unscheduled Transfers
     o You may make unscheduled Division transfers from a Division to another Division or to the Fixed Account.
     o  Transfers are not permitted into DCA Plus Accounts.
     o The transfer is made, and values determined, as of the end of the valuation period in which we receive your request.

     Scheduled  Transfers  (Dollar  Cost  Averaging)
   o  You may elect to have transfers made on a scheduled basis.
   o  You must specify the dollar amount of the transfer.
   o You select the transfer date (other than the 29th, 30th or 31st) and the transfer period (monthly, quarterly, semi-annually or annually).
   o If the selected date is not a valuation date, the transfer is completed on the next valuation date.
   o  Transfers are not permitted into DCA Plus Accounts.
   o If you want to stop a scheduled transfer, then you must provide us notice prior to the date of the scheduled transfer.
   o Transfers continue until your value in the Division is zero or we receive notice to stop them.
   o We reserve the right to limit the number of Divisions from which simultaneous transfers are made. In no event will it ever be less than two.

Automatic Portfolio Rebalancing (APR)
o APR allows you to maintain a specific percentage of your Separate Account accumulated value in specified Divisions over time.
o  You may elect APR at any time.
o  APR is not  available  for  values  in the  Fixed  Account  or the  DCA  Plus
   Accounts.
o APR is not available if you have arranged scheduled transfers from the same Division.
o  APR will not begin until the examination period has expired.
o  There is no charge for APR transfers.

o  APR can be selected for quarterly, semi-annual or annual rebalancing.
o You may rebalance by completing and submitting a form to us, by telephoning if you have telephone privileges (1-800-852-4450) or faxing your instructions to us (1-515-248-9800). (Divisions are rebalanced at the end of the next valuation period following your request.)
   Example:
   You elect APR to maintain your Separate Account accumulated value with 50% in the A Division and 50% in the B Division. At the end of the specified period, 60% of the values are in the A Division, with the remaining 40% in the B Division. By rebalancing, units from the A Division are sold and applied to the B Division so that 50% of the Separate Account accumulated value is once again in each Division.

Telephone  Services*
Telephone  services are permitted for:
o  purchase payment allocation changes;
o  transfers; and o changes to APR.

Telephone services are available for both you and your sales representative. Telephone services may be declined on the application or at any later date by providing us with written notice. Telephone services are used by calling us at 1-800-852-4450.

Telephone instructions must be made while we are open for business. They are effective when received by us before the close of normal trading of the New York Stock Exchange (generally 3 p.m. Central Time). Requests received when we are not open for business or after the New York Stock Exchange closes its normal trading will be effective on the next valuation date.

Direct Dial*
You may obtain Contract information from our direct dial system between 7:00 a.m. and 9:00 p.m., Central Time, Sunday through Friday, and between 7:00 a.m. and 4:00 p.m., Central Time, on Saturday. The telephone number is 1-800-852-4450.

Internet*
Internet access is available for both you and your sales representative at www.principal.com. Internet access may be declined on the application or at a later date by providing us with written notice.

   * Instructions received via our telephone services, direct dial system and internet are binding on both owners if the Contract is jointly owned. Neither the Company nor the Separate Account are responsible for the authenticity of telephone service, direct dial or internet transaction requests. We reserve the right to refuse telephone service, direct dial or internet transaction requests. You assume the risk of loss caused by fraudulent telephone service, direct dial or internet transactions we reasonably believe to be genuine. We follow procedures in an attempt to assure genuine telephone service, direct dial or internet transactions. If these procedures are not followed, then we may be liable for loss caused by unauthorized or fraudulent transactions. The procedures may include recording telephone service transactions, recording direct dial transactions, requesting personal identification (name, daytime telephone number, social security number and/or birth date) and sending written confirmation to your address of record.

We reserve the right to modify or terminate telephone service, direct dial or internet transaction procedures at any time.

Surrenders
Surrenders result in the cancellation of units and your receipt of the canceled unit values minus any applicable fee and surrender charge. Surrenders from the Separate Account are generally paid within seven days of the effective date of the request for surrender (or earlier if required by law). However, certain delays in payment are permitted (see DELAY OF PAYMENTS). Surrenders before age 59 1/2 may involve an income tax penalty (see FEDERAL TAX MATTERS). You must send us a written request for any surrender.

You may specify surrender allocation percentages with each partial surrender request. If you don't provide us with specific percentages, we will use your purchase payment allocation percentages for the partial surrender. Surrenders may be subject to a surrender charge (see SURRENDER CHARGE).

     Total Surrender
   o  You may  surrender  the  Contract at any time  before the annuity  payment date.
   o You receive the cash surrender value at the end of the valuation period during which we receive your surrender request.
   o The cash surrender value is your accumulated value minus any applicable fee and charge.
   o The written consent of all collateral assignees and irrevocable beneficiaries must be obtained prior to surrender.
   o We reserve the right to require you to return the Contract to us prior to making any payment though this does not affect the amount of the cash surrender value.

   Unscheduled Partial Surrender

   o Prior to the annuity payment date and during the lifetime of the Annuitant, you may surrender a part of the accumulated value by sending us a written request.
   o You must specify the dollar amount of the surrender (which must be at least $100).
   o The surrender is effective at the end of the valuation period during which we receive your written request for surrender.
   o The surrender is deducted from your Investment Options according to the surrender allocation percentages you specify.
   o If surrender allocation percentages are not specified, we use your purchase payment allocation percentages.
   o We surrender units from your Investment Options to equal the dollar amount of the surrender request plus any applicable surrender charge and fee.
   o The accumulated value after the unscheduled partial surrender must be equal to or greater than $5,000 (we reserve the right to change the minimum remaining accumulated value but it will not be greater than $10,000).

   Scheduled Partial Surrender
   o You may elect partial surrenders from any of the Investment Options on a scheduled basis by sending us written notice.
   o Your accumulated value must be at least $5,000 when the scheduled surrenders begin.
   o You may specify monthly, quarterly, semi-annually or annually and choose a surrender date (other than the 29th, 30th or 31st).
   o If the selected date is not a valuation date, the surrender is completed on the next valuation date.
   o The surrenders continue until your value in the Division is zero or we receive written notice to stop them.

Death Benefit
If you or the annuitant die before the annuity payment date, then we will pay a death benefit. In the case of joint annuitants, the death benefit is paid upon death of the first annuitant. If the owner is not a natural person, death benefits are paid to the beneficiary(ies) upon the death of the annuitant.

Before the annuity payment date, you may give us written instructions for payment under a death benefit option. If we do not receive your instructions, the death benefit is paid according to instructions from the beneficiary(ies). You name the beneficiary or beneficiaries in your application. The beneficiary(ies) receives benefits upon your death. Generally, unless the beneficiary(ies) elects otherwise we pay the death benefit in a single sum, subject to proof of your death.

Unless you have named an irrevocable beneficiary(ies), you may change your beneficiary by providing us with written notice. If a beneficiary dies before you, on your death we will make equal payments to the surviving beneficiaries unless you had provided us with other written instructions. If none of your beneficiaries survive you, we will pay the death benefit to your estate in a lump sum.

Upon death of the annuitant,  your  beneficiary  may elect to:
o  apply the death benefit under an annuity payment option; or
o  receive the death benefit as a single payment.

No surrender charge applies when a death benefit is paid.

If you die before the annuitant and your beneficiary is your spouse, we will continue the Contract with your spouse as the new owner unless your spouse elects to receive the death benefit.

If the owner or annuitant of a Contract, not issued as an Individual Retirement Annuity, Roth IRA, SEP IRA or Simple IRA, dies before the annuitant and before the annuity payment date, written notice of the death must be sent to us promptly so distribution arrangements can be made to avoid adverse tax consequences.

   Standard Death Benefit
   The amount of the standard death benefit is the greatest of:
   o your accumulated value on the date we receive proof of death and all required documents;
   o the total of purchase payments minus any partial surrenders, fees and charges as of the date we receive all required documents and notice (including proof) of death; or
   o the highest accumulated value on any prior Contract anniversary that is divisible equally by seven, plus any purchase payments and less any partial surrenders (and surrender charges incurred) made after that Contract anniversary.

     Annual Enhanced Death Benefit
     This is an optional death benefit rider. Under this rider, if the original annuitant or owner dies before the annuity payment date, then the death benefit payable to the beneficiary is the greatest of:
      1) the standard death benefit;
      2) the annual increasing death benefit, based on purchase payments (accumulated at 5% annually) minus any surrenders and surrender charges (accumulated at 5% annually) until the later of the Contract anniversary after the original owner's or original annuitant's 75th birthday or five years from the effective date of the rider; or
      3) the highest accumulated value on a Contract anniversary, plus any subsequent purchase payments minus any surrenders and surrender charges, until the Contract anniversary following the original owner's or original annuitant's 75th birthday or five years from the effective date of the rider, whichever comes last.

     For Contracts issued in New York - under this rider, if the original annuitant or owner dies before the annuity payment date, then the death benefit payable to the beneficiary is the greater of:
      1) the standard death benefit; o
      2) the highest accumulated value on a Contract anniversary until the Contract anniversary following the original owner's or original annuitant's 75th birthday or five years from the effective date of the rider, whichever comes last.

         Lock-In Feature
         At the later of the Contract anniversary following the original owner's or original annuitant's 75th birthday ("lock-in date"), the death benefit amount is locked-in. After the lock-in date, the death benefit increases by purchase payments (subject to applicable restrictions) made after the lock-in date, minus any surrenders and surrender charges. However, because the death benefit is locked-in, it will only decrease by surrenders and surrender charges. Once the standard death benefit equals the annual enhanced death benefit, then the annual enhanced death benefit and any associated charge terminate. The standard death benefit then applies.

         Termination
         You may terminate the annual  enhanced  death benefit at anytime.  Once
         the  annual  enhanced  death  benefit  is  terminated,   it  cannot  be
         reinstated (except in Florida).

         The annual cost of the rider is 0.20% of the annual accumulated value (0.15% in New York). The charge is equal to 0.05% (0.0375% in New York) of the average accumulated value during the calendar quarter. The cost will be deducted throughout the redemption of units from your Contract's accumulated value in the same proportion as the purchase payment allocations among the DCA Plus Accounts, Fixed Account and Separate Account Divisions. If the rider is purchased after the beginning of a quarter, then the charge is prorated according to the number of days it is in effect during the quarter. Upon termination of the rider or upon death, you will be charged based on the number of days it is in effect during the quarter. The enhanced death benefit rider is only available at the time the Contract is issued. Thus, once a Contract has been purchased without the rider, it may not be added at a later date.

     Payment of Death Benefit
     The death benefit is usually paid within seven days of our receiving all documents (including proof of death) that we require to process the claim. Payment is made according to benefit instructions provided by you. Some states require this payment to be made in less than seven days. Under certain circumstances, this payment may be delayed (see DELAY OF PAYMENTS). We pay interest (at least 3% or as required by state law) on the death benefit from the date we receive all required documents until payment is made or until the death benefit is applied under an annuity payment option.

         NOTE: Proof of death includes: a certified copy of a death certificate; a certified copy of a court order; a written statement by a medical doctor; or other proof satisfactory to us.

The Annuity Payment Period
     Annuity Payment Date
     You may specify an annuity payment date in your application. You may elect to receive payments under an annuity payment option at any time. If you do not specify an annuity payment date, then the annuity payment date is the later of the older annuitant's 85th birthday or 10 years after issuance. If the annuitant is living and the Contract is in force on that date, we will notify you to begin taking payments under the Contract. You may not select an annuity payment date which is on or after the older annuitant's 85th birthday or 10 years after the Contract date, whichever is the later. (No later than age 88 in Pennsylvania or age 90 in New York.)

     Depending on the type of annuity payment option selected, payments that are initiated either before or after the annuity payment date may be subject to penalty taxes (see FEDERAL TAX MATTERS). You should consider this carefully when you select or change the annuity payment date.

     You may change the annuity payment date with our prior approval. The request must be in writing and approved before we issue a supplementary Contract which provides an annuity payment option.

     Annuity Payment Options
     We offer fixed annuity payments. If, however, the accumulated value on the annuity payment date is less than $5,000 or if the amount applied under an annuity payment option is less than the minimum requirement we may pay out the entire amount. No surrender charge would be imposed. The Contract would then be canceled.

     You may choose from several fixed annuity payment options. Payments will be made on the frequency you choose. You may elect to have your annuity payments made on a monthly, quarterly, semiannual or annual basis. The dollar amount of the payments is specified for the entire payment period according to the option selected. There is no right to make any total or partial surrender after the annuity payments start.

     The amount of the annuity payment depends on:
     o   amount of accumulated value;
     o   annuity payment option selected; and
     o   age and gender of annuitant (unless fixed income option is selected).

     Annuity payments generally are higher for male annuitants than for female annuitants with an otherwise identical Contract. This is because statistically females have longer life expectancies than males. In certain states, this difference may not be taken into consideration in fixing the payment amount. Additionally, Contracts with no gender distinctions are made available for certain employer-sponsored plans because under most such plans, such Contract provisions are prohibited by law.

     You may select an annuity payment option or change a previous selection by written request. We must receive the request on or before the annuity payment date. If an annuity payment option is not selected, then we will automatically apply the Life Income with Payments Guaranteed for a Period of 10 Years (see below). If you designate joint annuitants, then payment will be made pursuant to a Joint and Full Survivor Life Income for a Period of 10 Years (see below). Tax laws and regulations may impose further restrictions on annuity payment options.

     Payments under the annuity payment options are made as of the first day of each payment period beginning with the annuity payment date. The available annuity payment options are:

         Fixed Income. Payments of a fixed amount or payments for a fixed period of at least five years but not more than 30 years. Payments stop after all guaranteed payments are made.

         Life Income. Payments are made as of the first day of each payment period during the annuitant's life, starting with the annuity payment date. No payments are made after the annuitant dies. It is possible that you would only receive one payment under this option if the annuitant dies before the second payment is due.

         Life Income with Payments Guaranteed for a Period of 5 to 20 Years. Payments are made on the first day of each payment period beginning on the annuity payment date. Payments will continue until the annuitant dies. If the annuitant dies before all of the guaranteed payments have been made, then we will continue the guaranteed payments to the beneficiary.

         Joint and Full Survivor Life Income with Payments Guaranteed for a Period of 10 Years. Payments continue as long as either the annuitant or the joint annuitant is alive. If both die before all guaranteed payments have been made, the guaranteed remaining payments are made to the beneficiary.

         Joint and Two-thirds Survivor Life Income. Payments continue as long as either the annuitant or the joint annuitant is alive. If either the annuitant or joint annuitant dies, payments continue to the survivor at two-thirds the original amount. Payments stop when both the annuitant and joint annuitant have died. It is possible that only one payment is made under this option if both annuitants die before the second payment is due.

         Other annuity payment options may be available with our approval.

     Death of Annuitant
     If the owner or annuitant dies during the annuity payment period, remaining payments are made to the beneficiary throughout the guarantee period, if any, or for the life of any joint annuitant, if any. In all cases the person entitled to receive payments also receives any rights and privileges under the annuity payment option.

     The mortality risk assumed by the Company is to make annuity payments for the full life of all annuitants regardless of how long they, or any individual annuitant, might live. Mortality risk does not apply to the Fixed Income option. Annuity payments are determined in accordance with annuity tables and other provisions contained in the Contract. This assures neither an annuitant's own longevity, nor an improvement in life expectancy, will have an adverse effect on the annuity payments received under this Contract. The annuity payment tables contained in this Contract are based on the Annuity Mortality 1983 Table a. These tables are guaranteed for the life of the Contract.

     If you own one or more qualified annuity contracts, in order to avoid tax penalties, payments from at least one of your qualified contracts must start no later than April 1 following the calendar year in which you turn age 70 1/2. The required minimum payment is a distribution in equal (or substantially equal) amounts over your life or over the joint lives of you and your designated beneficiary. In addition, payments must be made at least once a year. Tax penalties may also apply at your death on certain excess accumulations. You should consider potential tax penalties with your tax advisor when selecting an annuity payment option or taking other distributions from the Contract.

     Additional rules apply to distributions under non-qualified contracts (see REQUIRED DISTRIBUTIONS FOR NON-QUALIFIED CONTRACTS). However, the rules do not apply to contracts issued in connection with IRAs, SEPs or SIMPLE-IRAs.

CHARGES AND DEDUCTIONS

An annual fee, a mortality and expense risks charge and in some circumstances a purchase credit rider charge are deducted under the Contract. A surrender charge may also be deducted from certain surrenders made before the annuity payment date. We reserve the right to assess a transaction fee, state premium taxes and a daily administration charge. There are also deductions from and expenses paid out of the assets of the Mutual Funds which are described in the Mutual Funds' prospectuses.

Annual Fee
An annual fee exists which is the lesser of $30 or 2% of your accumulated value (subject to any applicable state law limitations). The fee is deducted from the DCA Plus Accounts, Fixed Account or your interest in a Division, whichever has the greatest value. The fee is deducted on each contract anniversary and upon total surrender of the Contract. This fee is currently waived for Contracts having an accumulated value on the last day of the Contract year of $30,000 or more. The aggregate value of multiple Contracts owned, or jointly owned, by you is used to attain the $30,000 accumulated value. Aggregation occurs on each Contract's anniversary. The fee assists in covering administrative costs. The Company does not anticipate any profit from this fee.

The administrative costs include costs associated with:
o  issuing Contracts;
o  establishing and maintaining the records which relate to Contracts;
o  making regulatory filings and furnishing confirmation notices;
o  preparing,   distributing   and   tabulating   voting   materials  and  other
   communications;
o  providing computer, actuarial and accounting services; and
o  processing Contract transactions.

Mortality and Expense Risks Charge
We assess each Separate Account Division with a daily charge for mortality and expense risks. The annual rate of the charge is 1.25% of the average daily net assets of the Separate Account. We agree not to increase this charge for the duration of the Contract. This charge is assessed only prior to the annuity payment date. This charge is assessed daily when the value of a unit is calculated.

We have a mortality risk in that we guarantee payment of a death benefit in a single sum or under an annuity payment option. No surrender charge is imposed on a death benefit payment which gives us an additional mortality risk.

The expense risk that we assume is that the actual expenses incurred in issuing and administering the Contract exceed the Contract limits on administrative charges.

If the mortality and expense risks charge is not enough to cover the costs, we bear the loss. If the amount of mortality and expense risks charge deducted is more than our costs, the excess is profit to the Company. We expect a profit from the mortality and expense risks charge.

Purchase Payment Credit
If you elect the purchase payment credit rider we assess each Division with an additional daily charge. The annual rate of the charge is 0.60% of the average daily net assets of the Separate Account. We agree not to increase this charge for the duration of the Contract. This charge is assessed until completion of your 8th Contract year and only prior to the annuity payment date. This charge is assessed daily when the value of a unit is calculated.

If the purchase payment credit rider charge is not enough to cover the cost of the credit, we bear the loss. If the amount of the purchase payment credit rider charge deducted is more than our costs, the excess is profit to the Company. We expect a profit from the purchase payment credit rider charge.

Transaction Fee
We reserve the right to charge a transaction fee of $30 that applies to each unscheduled partial surrender after the 12th unscheduled partial surrender in a Contract year. We also reserve the right to charge a $30 transaction fee on each unscheduled transfer after the 12th such transfer in a Contract year. The transaction fee would be deducted from the DCA Plus Accounts, Fixed Account and/or your interest in a Division from which the amount is surrendered or transferred, on a pro rata basis.

Premium Taxes
We reserve the right to deduct an amount to cover any premium taxes imposed by states or other jurisdictions. Any deduction is made from either a purchase payment when we receive it, or the accumulated value when you request a surrender (total or partial) or it is applied under an annuity payment option. Premium taxes range from 0% in most states to as high as 3.50%.

Surrender Charge
No sales charge is collected or deducted when purchase payments are applied under the Contract. A surrender charge is assessed on certain total or partial surrenders. The amounts we receive from the surrender charge are used to cover some of the expenses of the sale of the Contract (commissions and other promotional or distribution expenses). If the surrender charge collected is not enough to cover the actual costs of distribution, the costs are paid from the company's General Account assets which includes profit, if any, from the mortality and expense risks charge.

The surrender charge for any total or partial surrender is a percentage of the purchase payments surrendered which were received by us during the Contract years prior to the surrender. The applicable percentage which is applied to the sum of the purchase payments paid during each Contract year is determined by the following tables.

Surrender Charge without the purchase payment credit rider (as a percentage of amounts surrendered)

      Table of surrender charges without the purchase payment credit rider

     Number of completed Contract years         Surrender charge applied to all
        since each purchase payment             purchase payments received in
               was made                              that Contract year

        0 (year of purchase payment)*                        6%
        1                                                    6%
        2                                                    6%
        3                                                    5%
        4                                                    4%
        5                                                    3%
        6                                                    2%
        7 and later                                          0%

Surrender Charge with the purchase payment credit rider (as a percentage of amounts surrendered)

     Number of completed Contract years         Surrender charge applied to all
        since each purchase payment             purchase payments received in
               was made                              that Contract year


        0 (year of purchase payment)*                        8%
        1                                                    8%
        2                                                    8%
        3                                                    8%
        4                                                    7%
        5                                                    6%
        6                                                    5%
        7                                                    4%
        8                                                    3%
        9 and later                                          0%


     * Each purchase payment begins in year 0 for purposes of calculating the percentage applied to that payment. However, purchase payments are added together by Contract year for purposes of determining the applicable surrender charge percentage.

For purpose of calculating surrender charges, we assume that surrenders and transfers are made in the following order:
o  first from purchase payments no longer subject to a surrender charge;
o then from the free surrender privilege (first from the earnings, then from the oldest purchase payments (first-in, first-out)) described below; and
o then from purchase payments subject to a surrender charge on a first-in, first-out basis.

A surrender charge is not imposed in states where it is prohibited, including:
o New Jersey- no surrender charge for total surrender on or after the later of the annuitant's 64th birthday or 4 years after the Contract date.
o Washington- no surrender charge for total surrender on or after the later of the annuitant's 70th birthday or 10 years after the Contract date.

Free Surrender Privilege
The free surrender privilege is an amount normally subject to a surrender charge that may be surrendered without a charge. The free surrender privilege is the greater of:
o earnings in the Contract (earnings = accumulated value less unsurrendered purchase payments as of the surrender date); or
o 10% of the purchase payments still subject to the surrender charge, decreased by any partial surrenders since the last Contract anniversary.
The free surrender privilege not used in a Contract year is not added to the free surrender privilege for any following Contract year(s).

Unscheduled partial surrenders of the free surrender privilege may be subject to the transaction fee described above.

Waiver of Surrender Charge The surrender charge does not apply to:
   o  amounts applied under an annuity payment option; or
   o payment of any death benefit, however, the surrender charge does apply to purchase payments made by a surviving spouse after an owner's death; or
   o  amounts  distributed  to satisfy the minimum  distribution  requirement of
      Section 401(a)9 of the Code provided that the amount surrendered does not exceed the minimum distribution amount which would have been calculated based on the value of this Contract alone; or
   o an amount transferred from the Contract to a single premium immediate annuity issued by the Company after the surrender charge period has expired; or
   o an amount transferred from a Contract used to fund an IRA to another annuity contract issued by the Company to fund an IRA of the participant's spouse when the distribution is made pursuant to a divorce decree; or
   o if permitted by state law, withdrawals made after the first Contract anniversary if the original owner or original annuitant has a critical need.

   Waiver of the surrender charge is available for critical need if the following conditions are met:
   o  original owner or original annuitant has a critical need; and
   o  the critical need did not exist before the Contract date.

For the purposes of this section, the following definitions apply:
o critical need - owner's or annuitant's confinement to a health care facility, terminal illness diagnosis or total and permanent disability. If the critical need is confinement to a health care facility, the confinement must continue for at least 60 consecutive days after the Contract date and the surrender must occur within 90 days of the confinement's end.
o health care facility - a licensed hospital or inpatient nursing facility providing daily medical treatment and keeping daily medical records for each patient (not primarily providing just residency or retirement care). This does not include a facility primarily providing drug or alcohol treatment, or a facility owned or operated by the owner, annuitant or a member of their immediate families.
o terminal illness - sickness or injury that results in the owner's or annuitant's life expectancy being 12 months or less from the date notice to receive a distribution from the Contract is received by the Company.
o total and permanent disability - a disability that occurs after the Contract date but before the original owner or annuitant reaches age 65 and qualifies to receive social security disability benefits. In New York and West Virginia, different definitions of total and permanent disability apply. Contact us at 1-800-852-4450 for additional information.

This waiver of surrender charge rider is not available in Massachusetts, New Jersey or Pennsylvania. In New York, the rider only applies if the original owner or original annuitant suffers a total and permanent disability. Specific information is available from your sales representative or the annuity service office (1-800-852-4450).

Administration Charge
We reserve the right to assess each Division with a daily charge at the annual rate of 0.15% of the average daily net assets of the Division. This charge would only be imposed before the annuity payment date. This charge would be assessed to help cover administrative expenses. Administrative expenses include the cost of issuing the Contract, clerical, recordkeeping and bookkeeping services, keeping the required financial and accounting records, communicating with Contract owners and making regulatory filings.

Special Provisions for Group or Sponsored Arrangements
Wherepermitted by state law, Contracts may be purchased under group or sponsored arrangements as well as on an individual basis.
   Group Arrangement - program under which a trustee, employer or similar entity purchases Contracts covering a group of individuals on a group basis. Sponsored Arrangement - program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Contracts on an individual basis.

The charges and deductions described above may be reduced or eliminated for Contracts issued in connection with group or sponsored arrangements. The rules in effect at the time the application is approved will determine if reductions apply. Reductions may include but are not limited to sales of Contracts without, or with reduced, mortality and expense risks charges, annual fees or surrender charges.

Availability of the reduction and the size of the reduction (if any) is based on certain criteria.

Eligibility for and the amount of these reductions are determined by a number of factors, including the number of individuals in the group, the amount of expected purchase payments, total assets under management for the Contract owner, the relationship among the group's members, the purpose for which the Contract is being purchased, the expected persistency of the Contract, and any other circumstances which, in our opinion are rationally related to the expected reduction in expenses. Reductions reflect the reduced sales efforts and administrative costs resulting from these arrangements. We may modify the criteria for and the amount of the reduction in the future. Modifications will not unfairly discriminate against any person, including affected Contract owners and other contract owners with contracts funded by the Separate Account.

FIXED ACCOUNT AND DCA PLUS ACCOUNTS

This prospectus is intended to serve as a disclosure document only for the Contract as it relates to the Separate Account. It only contains selected information regarding the Fixed Account and DCA Plus Accounts. Assets in the Fixed Account and DCA Plus Accounts are held in the General Account of the Company.

The General Account is the assets of the Company other than those allocated to any of the Company's Separate Accounts. Subject to applicable law, the Company has sole discretion over the assets in the General Account. Because of exemptive and exclusionary provisions, interests in the Fixed Account and DCA Plus Accounts are not registered under the Securities Act of 1933 and the General Account is not registered as an investment company under the Investment Company Act of 1940. The Fixed Account and DCA Plus Accounts are not subject to these Acts. The staff of the SEC does not review the prospectus disclosures relating to the Fixed Account or DCA Plus Accounts. However, these disclosures are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. Separate Account expenses are not assessed against any Fixed Account or DCA Plus Account values. More information concerning the Fixed Account and DCA Plus Accounts is available from our annuity service office or from a sales representative.

Fixed Account
The Company guarantees that purchase payments allocated to the Fixed Account earn interest at a guaranteed interest rate. In no event will the guaranteed interest rate be less than 3% compounded annually.

Each purchase payment allocated or amount transferred to the Fixed Account earns interest at the guaranteed rate in effect on the date it is received or transferred. This rate applies to each purchase payment or amount transferred through the end of the Contract year.

Each Contract anniversary, we declare a renewal interest rate that is guaranteed and applies to the Fixed Account value in existence at that time. This rate applies until the end of the Contract year. Interest is earned daily and compounded annually at the end of each Contract year. Once credited, the interest is guaranteed and becomes part of the Fixed Account accumulated value from which deductions for fees and charges may be made.

Fixed Account Accumulated Value
Your Fixed Account value on any valuation date is equal to:
o  purchase payments allocated to the Fixed Account;
o plus any transfers to the Fixed Account from the Separate Account and DCA Plus Accounts;
o  plus interest credited to the Fixed Account;
o minus any surrenders, applicable surrender charges or transaction fee from the Fixed Account;
o  minus any transfers to the Separate Account.

Fixed Account Transfers, Total and Partial Surrenders
Transfers and surrenders from the Fixed Account are subject to certain limitations. In addition, surrenders from the Fixed Account may be subject to a charge (see SURRENDER CHARGE).

You may transfer amounts from the Fixed Account to the Divisions before the annuity payment date and as provided below. The transfer is effective on the valuation date following our receiving your instructions. You may transfer amounts on either a scheduled or unscheduled basis. You may not make both scheduled and unscheduled Fixed Account transfers in the same Contract year.

   Unscheduled Fixed Account Transfers
   The minimum transfer amount is $100 (or entire Fixed Account accumulated value if less than $100). Once per Contract year, within the 30 days following the Contract anniversary date, you can:
   1) transfer an amount not to exceed 25% of your Fixed Account accumulated value; or
   2) transfer up to 100% of your Fixed Account accumulated value if :
      o  your Fixed Account value is less than $1,000; or
      o the renewal interest rate for your Fixed Account accumulated value for the current Contract year is more than one percentage point lower than the weighted average of your Fixed Account interest rates for the preceding Contract year. We will inform you if the renewal interest rate falls to that level.

   Scheduled Fixed Account Transfers
   Fixed Account Dollar Cost Averaging
   You may make scheduled transfers on a monthly basis from the Fixed Account to the Separate Account as follows:
   o You may establish scheduled transfers by sending a written request or by telephoning the annuity service office at 1-800-852-4450.
   o Transfers occur on a date you specify (other than the 29th, 30th or 31st of any month).
   o If the selected date is not a valuation date, the transfer is completed on the next valuation date.
   o Scheduled monthly transfers of an amount not to exceed 2% of your Fixed Account accumulated value at the beginning of the Contract year or the current Fixed Account value will continue until the Fixed Account value is zero or until you notify us to discontinue them.
   o  The minimum transfer amount is $100.
   o If the Fixed Account accumulated value is less than $100 at the time of transfer, then the entire Fixed Account accumulated value will be transferred.
   o If you stop the transfers, you may not start them again without our prior approval.

Dollar Cost Averaging Plus Program (DCA Plus Program)
Purchase payments allocated to the DCA Plus Accounts earn a guaranteed interest rate. A portion of your DCA Plus Account accumulated value is periodically transferred (on the 28th of each month) to Divisions or to the Fixed Account. If the 28th is not a valuation date, then the transfer occurs on the next valuation date. The transfers are allocated according to your DCA Plus allocation instructions. Transfers into a DCA Plus Account are not permitted. If you elect the purchase payment credit rider, you may not participate in the DCA Plus Program.

   DCA Plus Purchase Payments
   You may enroll in the DCA Plus program by allocating a minimum purchase payment of $1,000 into a DCA Plus Account and selecting Divisions and/or the Fixed Account into which transfers will be made. Subsequent purchase payments of at least $1,000 are permitted. You can change your DCA Plus allocation instructions during the transfer period. Automatic portfolio rebalancing does not apply to DCA Plus Accounts.

   DCA Plus purchase payments receive the fixed rate of return in effect on the date each purchase payment is received by us. The rate of return remains in effect for the remainder of the 6-month or 12-month DCA Plus transfer program.

   Selecting A DCA Plus Account
   DCA Plus Accounts are available in either a 6-month transfer program or a 12-month transfer program. The 6-month transfer program and the 12-month transfer program generally will have different credited interest rates. You may enroll in both a 6-month and 12-month DCA Plus program. However, you may only participate in one 6-month and one 12-month DCA Plus program at a time. Under the 6-month transfer program, all payments and accrued interest must be transferred from the DCA Plus Account to the selected Divisions and/or Fixed Account in no more than 6 months. Under the 12-month transfer program, all payments and accrued interest must be transferred to the selected Divisions and/or Fixed Account in no more than 12 months.

   We will transfer an amount each month which is equal to your DCA Plus Account value divided by the number of months remaining in your transfer program. For example, if 4 scheduled transfers remain in your 6-month transfer program and you had a $4,000 DCA Plus Account accumulated value, the transfer amount would be $1,000 ($4,000 / 4).
   Scheduled DCA Plus Transfers
   Transfers are made from DCA Plus Accounts to Divisions and the Fixed Account according to your allocation instructions. The transfers begin after we receive your purchase payment and completed enrollment instructions. Transfers occur on the 28th of the month and continue until your entire DCA Plus Account accumulated value is transferred.

   Unscheduled DCA Plus Transfers
   You may make unscheduled transfers from DCA Plus Accounts to Divisions and/or the Fixed Account. A $30 fee is imposed for unscheduled transfers following the 12th unscheduled transfer in a Contract year. A transfer is made, and values determined, as of the end of the valuation period in which we receive your request.

   DCA Plus Surrenders
   You may make scheduled or unscheduled surrenders from DCA Plus Accounts. Purchase payments earn interest according to the corresponding rate until the surrender date. Surrenders are subject to any applicable surrender charge.

GENERAL PROVISIONS

The Contract
The entire Contract is made up of: the Contract, copies of any applications, amendments, riders and endorsements attached to the Contract; current data pages; copies of any supplemental applications, amendments, endorsements and revised Contract pages or data pages which are mailed to you. Only our corporate officers can agree to change or waive any provisions of a Contract. Any change or waiver must be in writing and signed by an officer of the Company.

Delay of Payments
Surrenders are generally made within seven days after we receive your instruction for a surrender in a form acceptable to us. This period may be shorter where required by law. However, payment of any amount upon total or partial surrender, death or the transfer to or from a Division may be deferred during any period when the right to sell Mutual Fund shares is suspended as permitted under provisions of the Investment Company Act of 1940 (as amended).

The right to sell shares may be suspended during any period when:
o trading on the New York Stock Exchange is restricted as determined by the SEC or when the Exchange is closed for other than weekends and holidays; or
o  an  emergency  exists,  as  determined  by the SEC,  as a result of which:
   o disposal by a Mutual Fund of securities owned by it is not reasonably practicable;
   o it is not reasonably practicable for a Mutual Fund to fairly determine the value of its net assets; or
   o  the SEC permits suspension for the protection of security holders.

If payments are delayed and your surrender or transfer is not canceled by your written instruction, the amount to be surrendered or transferred will be determined the first valuation date following the expiration of the permitted delay. The surrender or transfer will be made within seven days thereafter.

In addition, payments on surrenders attributable to a purchase payment made by check may be delayed up to 15 days. This permits payment to be collected on the check. We may also defer payment of surrender proceeds payable out of the Fixed Account for a period of up to six months.

Misstatement of Age or Gender
If the age or, where applicable, gender of the annuitant has been misstated, we adjust the annuity payment under your Contract to reflect the amount that would have been payable at the correct age and gender. If we make any overpayment because of incorrect information about age or gender, or any error or miscalculation, we deduct the overpayment from the next payment or payments due. Underpayments are added to the next payment.

Assignment
You may assign ownership of your non-qualified Contract. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment. An assignment or pledge of a Contract may have adverse tax consequences.

An assignment must be made in writing and filed with us at the annuity service office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the annuitant and beneficiary, are subject to any assignment on file with us. Any amount paid to an assignee is treated as a partial surrender and is paid in a single lump sum.

Change of Owner
You may change your non-qualified Contract ownership designation at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. If ownership is changed, then the waiver of the surrender charge for surrenders made because of critical need of the owner is not available. We reserve the right to require that you send us the Contract so that we can record the change.

Beneficiary
Before the annuity payment date and while the annuitant is alive, you have the right to name or change a beneficiary. This may be done as part of the application process or by sending us a written request. Under certain retirement programs, however, spousal consent may be required to name or change a beneficiary. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us a written request. If a beneficiary has not been named at the time of the annuitant's death, then the benefit will be paid to the owner, if living, otherwise, to the owner's estate. If the beneficiary dies during the annuity payment period, and no other beneficiary is alive, then any remaining benefits will be paid to the beneficiary's estate.

If there are joint annuitants on the Contract, the benefit is paid on the first annuitant's death.

Contract Termination
We reserve the right to terminate the Contract and make a single sum payment (without imposing any charges) to you if your accumulated value at the end of the accumulation period is less than $2,000. Before the Contract is terminated, we will send you a notice to increase the accumulated value to $2,000 within 60 days.

Reinstatement
If you have replaced this Contract with an annuity contract from another company and want to reinstate this Contract, then the following applies:
o  we reinstate the Contract effective on the original surrender date;
o if you elect the purchase payment credit rider on the reinstatement Contract, then the 9-year surrender charge period will commence from the date of reinstatement;
o  we calculate the credit based on the amount of the reinstatement;
o we apply the amount received from the other company and the amount of the surrender charge you paid when you surrendered the Contract;
o these amounts are priced on the valuation day the money from the other company is received by us;
o  commissions are not paid on the reinstatement amounts; an
o  new data pages are sent to your address of record.

Reports
We will mail to you a statement, along with any reports required by state law, of your current accumulated value at least once per year prior to the annuity payment date. After the annuity payment date, any reports will be mailed to the person receiving the annuity payments.

Quarterly statements reflect purchases and surrenders occurring during the quarter as well as the balance of units owned and accumulated values.

RIGHTS RESERVED BY THE COMPANY

We reserve the right to make certain changes if, in our judgment, they best serve the interests of you and the annuitant or are appropriate in carrying out the purpose of the Contract. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes the Company may make include:
o  transfer assets in any Division to another Division or to the Fixed Account;
o  add, combine or eliminate a Division(s);
o  substitute the units of a Division for the units of another Division;
   o  if units of a Division are no longer available for investment; or
   o if in our judgment, investment in a Division becomes inappropriate considering the purposes of the Separate Account.

DISTRIBUTION OF THE CONTRACT

The individuals who sell the Contract are authorized to sell life and other forms of personal insurance and variable annuities. These people will usually be representatives of Princor Financial Services Corporation ("Princor"), Principal Financial Group, Des Moines, Iowa 50392-0200 which is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. As the principal underwriter, Princor is paid 6.5% of purchase payments by the Company for the distribution of the Contract. The Company and Princor may receive a portion of the Fidelity Variable Insurance Products Funds' expenses for recordkeeping, marketing and distribution services. The Contract may also be sold through other selected broker-dealers registered under the Securities and Exchange Act of 1933 or firms that are exempt from such registration. Princor is also the principal underwriter for various registered investment companies organized by the Company. Princor is a subsidiary of Principal Financial Services, Inc.

PERFORMANCE CALCULATION

The Separate Account may publish advertisements containing information (including graphs, charts, tables and examples) about the hypothetical performance of its Divisions for this Contract as if the Contract had been issued on or after the date the Mutual Fund in which the Division invests was first offered. The hypothetical performance from the date of the inception of the Mutual Fund in which the Division invests is calculated by reducing the actual performance of the underlying Mutual Fund by the fees and charges of this Contract as if it had been in existence.

The yield and total return figures described below vary depending upon market conditions, composition of the underlying Mutual Fund's portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other investment vehicles. The Separate Account may also quote rankings, yields or returns as published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents only historical performance and is not intended to indicate future performance. For further information on how the Separate Account calculates yield and total return figures, see the SAI.

From time to time the Separate Account advertises its Money Market Division's "yield" and "effective yield" for these Contracts. Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Division refers to the income generated by an investment in the division over a 7-day period (which period is stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Division is assumed to be reinvested. The "effective yield" is slightly higher than the "yield" because of the compounding effect of the assumed reinvestment.

In addition, the Separate Account advertises the "yield" for other Divisions for the Contract. The "yield" of a Division is determined by annualizing the net investment income per unit for a specific, historical 30-day period and dividing the result by the ending maximum offering price of the unit for the same period.

The Separate Account also advertises the average annual total return of its various Divisions. The average annual total return for any of the Divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial $1,000 investment to the ending redeemable accumulated value.

VOTING RIGHTS

The Company votes shares of the Principal Variable Contracts Fund, Inc., AIM V.I. Growth Fund, AIM V.I. Growth and Income Fund, AIM V.I. Value Fund, Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II and Janus Aspen Series - Service Shares Aggressive Growth Portfolio held in the Separate Account at meetings of shareholders of those Mutual Funds. It follows your voting instructions if you have an investment in the corresponding Division.

The number of Mutual Fund shares in which you have a voting interest is determined by your investments in a Mutual Fund as of a "record date." The record date is set by the Mutual Fund within the requirements of the laws of the state which govern the various Mutual Funds. The number of Mutual Fund shares held in the Separate Account attributable to your interest in each Division is determined by dividing the value of your interest in that Division by the net asset value of one share of the Mutual Fund. Shares for which owners are entitled to give voting instructions, but for which none are received, and shares of the Mutual Fund owned by the Company are voted in the same proportion as the total shares for which voting instructions have been received.

Voting materials are provided to you along with an appropriate form that may be used to give voting instructions to the Company.

If the Company determines pursuant to applicable law, that Mutual Fund shares held in Separate Account B need not be voted pursuant to instructions received from owners, then the Company may vote Mutual Fund shares held in the Separate Account in its own right.

FEDERAL TAX MATTERS

The following description is a general summary of the tax rules, primarily related to federal income taxes, which in our opinion are currently in effect. These rules are based on laws, regulations and interpretations which are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. Federal estate and gift tax considerations, as well as state and local taxes, may also be material. You should consult a qualified tax adviser about the tax implications of taking action under a Contract or related retirement plan.

Non-Qualified Contracts
Section 72 of the Code governs the income taxation of annuities in general.
o Purchase payments made under non-qualified Contracts are not excludable or deductible from your gross income or any other person's gross income.
o An increase in the accumulated value of a non-qualified Contract owned by a natural person resulting from the investment performance of the Separate Account or interest credited to the DCA Plus Accounts and the Fixed Account is generally not taxable until paid out as surrender proceeds, death benefit proceeds, or otherwise.
o Generally, owners who are not natural persons are immediately taxed on any increase in the accumulated value.

The following discussion applies generally to Contracts owned by natural persons.
o Surrenders or partial surrenders are taxed as ordinary income to the extent of the accumulated income or gain under the Contract.
o The value of the Contract pledged or assigned is taxed as ordinary income to the same extent as a partial surrender.
o  Annuity payments:
   o The investment in the Contract is generally the total of the purchase payments made.
   o The portion of the annuity payment that represents the amount by which the accumulated value exceeds purchase payments is taxed as ordinary income. The remainder of each annuity payment is not taxed.
   o After the purchase payment(s) in the Contract is paid out, the full amount of any annuity payment is taxable.

For purposes of determining the amount of taxable income resulting from distributions, all Contracts and other annuity contracts issued by us or our affiliates to the same owner within the same calendar year are treated as if they are a single contract.

A transfer of ownership of a Contract, or designation of an annuitant or other payee who is not also the owner, may result in a certain income or gift tax consequences to the owner. If you are contemplating any transfer or assignment of a Contract, you should contact a competent tax advisor with respect to the potential tax effects of such transactions.

Required Distributions for Non-Qualified Contracts
In order for a non-qualified Contract to be treated as an annuity contract for federal income tax purposes, the Code requires:
o If the person receiving payments dies on or after the annuity payment date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of the interest is distributed at least as rapidly as under the method of distribution being used as of the date of that person's death.
o If you die prior to the annuity payment date, the entire interest in the Contract will be distributed:
   o  within five years after the date of your death; or
   o as annuity payments which begin within one year of your death and which are made over the life of your designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary.
o If you take a distribution from the Contract before you are 59 1/2, you may incur an income tax penalty.

Generally, unless the beneficiary elects otherwise, the above requirements are satisfied prior to the annuity payment date by paying the death benefit in a single sum, subject to proof of your death. The beneficiary may elect by written request to receive an annuity payment option instead of a lump sum payment.

If your designated beneficiary is your surviving spouse, the Contract may be continued with your spouse deemed to be the new owner for purposes of the Code. Where the owner or other person receiving payments is not a natural person, the required distributions provided for in the Code apply upon the death of the annuitant.

IRA, SEP, and SIMPLE-IRA
The Contract may be used to fund IRAs, SEPs, and SIMPLE-IRAs.

The tax rules applicable to owners, annuitants and other payees vary according to the type of plan and the terms and conditions of the plan itself. In general, purchase payments made under a retirement program recognized under the Code are excluded from the participant's gross income for tax purposes prior to the annuity payment date (subject to applicable state law). The portion, if any, of any purchase payment made that is not excluded from their gross income is their investment in the Contract. Aggregate deferrals under all plans at the employee's option may be subject to limitations.

If you are purchasing this Contract to fund a tax qualified retirement plan, you should be aware that the tax-deferred accrual feature is available with any qualified investment vehicle within a qualified plan and is NOT unique to a variable annuity. This Contract provides additional benefits such as lifetime income options, death benefit protection and guaranteed expense levels.

The tax implications of these plans are further discussed in the SAI under the heading Taxation Under Certain Retirement Plans. Check with your tax advisor for the rules which apply to your specific situation.

With respect to IRAs, IRA rollovers and SIMPLE-IRAs there is a 10% penalty under the Code on the taxable portion of a "premature distribution." The tax is increased to 25% in the case of distributions from SIMPLE-IRAs during the first two years of participation. Generally, an amount is a "premature distribution" unless the distribution is:
o  made on or after you reach age 59 1/2;
o  made to a beneficiary on or after your death;
o  made upon your disability;
o part of a series of substantially equal periodic payments for the life or life expectancy of you or you and the beneficiary;
o  made to pay medical expenses;
o  for certain unemployment expenses;
o  for first home purchases (up to $10,000); or
o  for higher education expenses.

Rollover IRAs
If you receive a lump-sum distribution from a pension or profit sharing plan or tax-sheltered annuity, you may maintain the tax deferred status of the money by rolling it into a "Rollover Individual Retirement Annuity." Generally, distributions from a qualified plan are subject to mandatory income tax withholding at a rate of 20%, unless the participant elects a direct rollover. You have 60 days from receipt of the money to complete this transaction. If you choose not to reinvest or go beyond the 60 day limit and are under age 59 1/2, you will incur a 10% IRS penalty as well as income tax expenses.

Withholding
Annuity payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Notwithstanding  the  recipient's  election,  withholding  may  be  required  on payments delivered outside the United States. Moreover, special "backup withholding" rules may require us to disregard the recipient's election if the recipient fails to supply us with a "TIN" or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies us that the TIN provided by the recipient is incorrect.

Mutual Fund Diversification

The United States Treasury Department has adopted regulations under Section 817(h) of the Code which establishes standards of diversification for the investments underlying the Contracts. Under this Code Section, Separate Account investments must be adequately diversified in order for the increase in the value of non-qualified Contracts to receive tax-deferred treatment. In order to be adequately diversified, the portfolio of each underlying Mutual Fund must, as of the end of each calendar quarter or within 30 days thereafter, have no more than 55% of its assets invested in any one investment, 70% in any two investments, 80% in any three investments and 90% in any four investments. Failure of a Mutual Fund to meet the diversification requirements could result in tax liability to non-qualified Contract holders.

The investment opportunities of the Mutual Funds could conceivably be limited by adhering to the above diversification requirements. This would affect all owners, including owners of Contracts for whom diversification is not a requirement for tax-deferred treatment.

STATE REGULATION

The Company is subject to the laws of the State of Iowa governing insurance companies and to regulation by the Insurance Department of the State of Iowa. An annual statement in a prescribed form must be filed by March 1 in each year covering our operations for the preceding year and our financial condition on December 31 of the prior year. Our books and assets are subject to examination by the Commissioner of Insurance of the State of Iowa or her representatives at all times. A full examination of our operations is conducted periodically by the National Association of Insurance Commissioners. Iowa law and regulations also prescribe permissible investments, but this does not involve supervision of the investment management or policy of the Company.

In addition, we are subject to the insurance laws and regulations of other states and jurisdictions where we are licensed to operate. Generally, the insurance departments of these states and jurisdictions apply the laws of the state of domicile in determining the field of permissible investments.

LEGAL OPINIONS

Legal matters applicable to the issue and sale of the Contracts, including our right to issue Contracts under Iowa Insurance Law, have been passed upon by Karen Shaff, General Counsel and Senior Vice President.

LEGAL PROCEEDINGS

There are no legal proceedings pending to which Separate Account B is a party or which would materially affect Separate Account B.

REGISTRATION STATEMENT

This prospectus omits some information contained in the SAI (Part B of the registration statement) and Part C of the registration statement which the Company has filed with the SEC. The SAI is hereby incorporated by reference into this prospectus. You may request a free copy of the SAI by writing or telephoning the annuity service office. You may obtain a copy of Part C of the registration statement from the SEC, Washington, D.C. by paying the prescribed fees.

OTHER VARIABLE ANNUITY CONTRACTS

The Company currently offers other variable annuity contracts that participate in Separate Account B. In the future, we may designate additional group or individual variable annuity contracts as participating in Separate Account B.

INDEPENDENT AUDITORS

The financial statements of Principal Life Insurance Company Separate Account B and the consolidated financial statements of Principal Life Insurance Company are included in the SAI. Those statements have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports which also appear in the SAI.

FINANCIAL STATEMENTS

The consolidated financial statements of Principal Life Insurance Company which are included in the SAI should be considered only as they relate to our ability to meet our obligations under the Contract. They do not relate to investment performance of the assets held in the Separate Account.

CUSTOMER INQUIRIES

Your  questions  should be directed to:  Principal  Flexible  Variable  Annuity,
Principal   Financial  Group,  P.O.  Box  9382,  Des  Moines,  Iowa  50306-9382,
1-800-852-4450.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Independent Auditors   .....................................................   4
Calculation of Yield and Total Return   ....................................   4
Taxation Under Certain Retirement Plans.....................................   5
Principal Life Insurance Company Separate Account B
     Report of Independent Auditors ........................................   9
     Financial Statements...................................................  10
Principal Life Insurance Company
     Report of Independent Auditors ........................................  37
     Consolidated Financial Statements......................................  38

To obtain a free copy of the SAI write or telephone:

                       Principal Flexible Variable Annuity
                            Principal Financial Group
                                  P.O. Box 9382
                           Des Moines, Iowa 50306-9382
                           Telephone: 1-800-852-4450

                                     PART B

               PRINCIPAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT B

                   FLEXIBLE VARIABLE ANNUITY ("FVA") CONTRACT





                       Statement of Additional Information

                                dated __________


This Statement of Additional Information provides information about Principal Life Insurance Company Separate Account B Flexible Variable Annuity (the "Contract") in addition to the information that is contained in the Contract's Prospectus, dated ---------------.

This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus, a copy of which can be obtained free of charge by writing or telephoning:



                                Variable Annuity
                          The Principal Financial Group
                                  P.O. Box 9382
                           Des Moines Iowa 50306-9382
                            Telephone: 1-800-852-4450


                                TABLE OF CONTENTS


Independent Auditors .......................................................   4

Calculation of Yield and Total Return.......................................   4

Taxation Under Certain Retirement Plans.....................................   7

Principal Life Insurance Company Separate Account B

        Report of Independent Auditors......................................   9

        Financial Statements................................................  10

Principal Life Insurance Company

        Report of Independent Auditors......................................  37

        Consolidated Financial Statements...................................  38

INDEPENDENT AUDITORS

Ernst & Young LLP, Des Moines, Iowa, serve as independent auditors for Principal Life Insurance Company Separate Account B and Principal Life Insurance Company and perform audit and accounting services for Separate Account B and Principal Life Insurance Company.

CALCULATION OF YIELD AND TOTAL RETURN

The  Separate  Account  may  publish   advertisements   containing   information
(including graphs, charts, tables and examples) about the performance of one or more of its Divisions.

The Contract was not offered prior to June 16, 1994. However, the Divisions invest in Accounts of the Principal Variable Contracts Fund, Inc., AIM V.I. Growth Fund, AIM V.I. Growth and Income Fund, AIM V.I. Value Fund, Fidelity Variable Insurance Products Fund, and Fidelity Variable Income Products Fund II. Effective January 1, 1998 the Mutual Funds which correspond to Accounts of the Principal Variable Contracts Fund, Inc. were reorganized as follows:

           Old Mutual Fund Name                           New Corresponding Name
           --------------------                           ----------------------
                                                  Principal Variable Contracts Fund, Inc.
     Principal Aggressive Growth Fund, Inc.          Aggressive Growth Account
     Principal Asset Allocation Fund, Inc.           Asset Allocation Account
     Principal Balanced Fund, Inc.                   Balanced Account
     Principal Bond Fund, Inc.                       Bond Account
     Principal Capital Accumulation Fund, Inc.       Capital Value Account
     Principal Emerging Growth Fund, Inc.            MidCap Account
     Principal Government Securities Fund, Inc.      Government Securities Account
     Principal Growth Fund, Inc.                     Growth Account
     Principal Money Market Fund, Inc.               Money Market Account
     Principal World Fund, Inc.                      International Account

These Accounts, along with AIM V.I. Growth Fund, AIM V.I. Growth and Income Fund, AIM V.I. Value Fund and Fidelity VIP Growth Portfolio Service Class, were offered prior to the date the Contract was available. Thus, the Separate Account may publish advertisements containing information about the hypothetical performance of one or more of its Divisions for this Contract had the Contract been issued on or after the date the Mutual Fund in which such Division invests was first offered. Because Service Class shares for the Fidelity VIP Growth Division were not offered until November 3, 1997, performance shown for periods prior to that date represent the historical results of Initial Class shares and do not include the effects of the Service Class' higher annual fees and expenses. Because Service Shares for the Janus Aspen Aggressive Growth Division were not offered until December 31, 1999, performance shown for periods prior to that date represent the historical results of Institutional Shares. The hypothetical performance from the date of inception of the Mutual Fund in which the Division invests is derived by reducing the actual performance of the underlying Mutual Fund by the fees and charges of the Contract as if it had been in existence. The yield and total return figures described below will vary depending upon market conditions, the composition of the underlying Mutual Fund's portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other investment vehicles. The Separate Account may also quote rankings, yields or returns as published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents only historical performance and is not intended to indicate future performance.

From time to time the Separate Account advertises its Money Market Division's "yield" and "effective yield" for these Contracts. Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Division refers to the income generated by an investment under the Contract in the Division over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Division is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither yield quotation reflects a sales load deducted from purchase payments which, if included, would reduce the "yield" and "effective yield."

In addition, from time to time, the Separate Account will advertise the "yield" for certain other Divisions for the Contract. The "yield" of a Division is determined by annualizing the net investment income per unit for a specific, historical 30-day period and dividing the result by the ending maximum offering price of the unit for the same period. This yield quotation does not reflect a surrender charge which, if included, would reduce the "yield."

Also, from time to time, the Separate Account will advertise the average annual total return of its various Divisions. The average annual total return for any of the Divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial $1,000 investment to the ending redeemable Contract value. In this calculation the ending value is reduced by a surrender charge that decreases from 6% to 0% over a period of 7 years. The Separate Account may also advertise total return figures for its Divisions for a specified period that does not take into account the surrender charge in order to illustrate the change in the Division's unit value over time. See "Charges and Deductions" in the Prospectus for a discussion of surrender charges.

Following are the hypothetical average annual total returns for the period ending December 31, 1999 assuming the Contract had been offered as of the effective dates of the underlying Mutual Funds in which the Divisions invest:

                 Contract without purchase payment credit rider

                                                  With Surrender Charge                     Without Surrender Charge

           Division                     One Year       Five Year       Ten Year       One Year       Five Year       Ten Year
-----------------------------------------------------------------------------------------------------------------------------
Aggressive Growth Division                31.74%          30.07%        27.01%(1)       37.74%          30.34%         27.19%(1)
Asset Allocation Division                 11.98           14.06         12.56(1)        17.98           14.53          12.87(1)
Balanced Division                         (4.91)          11.80          9.94            1.09           12.31           9.94
Bond Division                             (9.83)           5.72          6.38           (3.83)           6.35           6.38
Capital Value Division                   (11.51)          15.95         11.48           (5.51)          16.39          11.48
Government Securities Division            (7.56)           5.96          6.36           (1.56)           6.58           6.36
Growth Division                            8.96           18.52         17.19(2)        14.96           18.92          17.44(2)
International Division                    18.34           15.35         12.66(2)        24.34           15.80          12.96(2)
International Emerging Markets Divsion
International SmallCap Division           85.38            N/A           N/A            91.38            N/A            N/A
LargeCap Growth Division
LargeCap Growth Equity Division
MicroCap Division                         (8.33)           N/A           N/A            (2.33)           N/A            N/A
MidCap Division                            5.61           15.65         13.87           11.61           16.10          13.87
MidCap Growth Division                     3.27            N/A           N/A             9.27            N/A            N/A
MidCap Growth Equity Division
Money Market Division                     (2.51)           3.14          3.63            3.49            3.84           3.63
Real Estate Division                     (11.69)           N/A           N/A            (5.69)           N/A            N/A
SmallCap Division                         35.77            N/A           N/A            41.77            N/A            N/A
SmallCap Growth Division                  87.23            N/A           N/A            93.23            N/A            N/A
SmallCap Value Division                   13.91            N/A           N/A            19.91            N/A            N/A
Stock Index 500 Division                   2.01(3)         N/A           N/A             8.01 (3)        N/A            N/A
Utilities Division                        (5.01)           N/A           N/A             0.99            N/A            N/A
AIM V.I. Growth Division                  27.54           27.72         21.27(4)        33.54           28.02          21.37(4)
AIM V.I. Growth and Income Division       26.57           26.26         22.72(2)        32.57           26.57          22.93(2)
AIM V.I. Value Division                   22.27           25.31         21.41(4)        28.27           25.64          21.51(4)
Fidelity VIP II Contrafund Division       16.58           26.63(5)       N/A            22.58           26.95(5)        N/A
Fidelity VIP Growth Division              29.56           27.76         18.38           35.56           28.06          18.38
Janus Aspen Aggressive Growth Division

 (1) Partial period beginning June 1, 1994.
 (2) Partial period beginning May 2, 1994.
 (3) Partial period beginning May 3, 1999.
 (4) Partial period beginning May 5, 1993.
 (5) Partial period beginning January 31, 1995.

                   Contract with purchase payment credit rider

                                                  With Surrender Charge                        Without Surrender Charge

           Division                     One Year       Five Year       Ten Year       One Year       Five Year       Ten Year
-----------------------------------------------------------------------------------------------------------------------------
Aggressive Growth Division                 %               %             %               %               %              %
Asset Allocation Division
Balanced Division
Bond Division
Capital Value Division
Government Securities Division
Growth Division
International Division
International Emerging Markets Divsion
International SmallCap Division
LargeCap Growth Division
LargeCap Growth Equity Division
MicroCap Division
MidCap Division
MidCap Growth Division
MidCap Growth Equity Division
Money Market Division
Real Estate Division
SmallCap Division
SmallCap Growth Division
SmallCap Value Division
Stock Index 500 Division
Utilities Division
AIM V.I. Growth Division
AIM V.I. Growth and Income Division
AIM V.I. Value Division
Fidelity VIP II Contrafund Division
Fidelity VIP Growth Division
Janus Aspen Aggressive Growth Division

 (1) Partial period beginning June 1, 1994.
 (2) Partial period beginning May 2, 1994.
 (3) Partial period beginning May 3, 1999.
 (4) Partial period beginning May 5, 1993.
 (5) Partial period beginning January 31, 1995.

TAXATION UNDER CERTAIN RETIREMENT PLANS

INDIVIDUAL RETIREMENT ANNUITIES

Purchase Payments. Individuals may make contributions for individual retirement annuity ("IRA") Contracts. Deductible contributions for any year may be made up to the lesser of $2,000 or 100% of compensation for individuals who (1) are not active participants in another retirement plan, (2) are unmarried and have adjusted gross income of $40,000 or less, or (3) are married and have adjusted gross income of $60,000 or less. Such individuals may establish an IRA for a spouse who makes no contribution to an IRA for the tax year. The annual purchase payments for both spouses' Contracts cannot exceed the lesser of $4,000 or 100% of the working spouse's earned income, and no more than $2,000 may be contributed to either spouse's IRA for any year. Individuals who are active participants in other retirement plans and whose adjusted gross income (with certain special adjustments) exceeds the cut-off point ($40,000 for unmarried, $60,000 for married persons filing jointly, and $0 for married persons filing a separate return) by less than $10,000 are entitled to make deductible IRA contributions in proportionately reduced amounts. For example, a married individual who is an active participant in another retirement plan and files a separate tax return is entitled to a partial IRA deduction if the individual's adjusted gross income is less than $10,000, and no IRA deduction if his or her adjusted gross income is equal to or greater than $10,000. Individuals whose spouse is an active participant in other retirement plans and whose combined adjusted gross income exceeds the cutoff point of $150,000 by less than $10,000 are entitled to make deductible IRA contributions in proportionately reduced amounts.

An individual may make non-deductible IRA contributions to the extent of the excess of (1) the lesser of $2,000 ($4,000 in the case of a spousal IRA) or 100% of compensation over (2) the IRA deductible contributions made with respect to the individual.

An individual may not make any contribution to his/her own IRA for the year in which he/she reaches age 70 1/2 or for any year thereafter.

Taxation of Distributions. Distributions from IRA Contracts are taxed as ordinary income to the recipient, although special rules exist for the tax-free return of non-deductible contributions. In addition, taxable distributions received under an IRA Contract prior to age 59 1/2 are subject to a 10% penalty tax in addition to regular income tax. Certain distributions are exempted from this penalty tax, including distributions following the owner's death or disability if the distribution is paid as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of Owner and the Owner's designated Beneficiary; distributions to pay medical expenses; distributions for certain unemployment expenses; distributions for first home purchases (up to $10,000) and distributions for higher education expenses.

Required Distributions. Generally, distributions from IRA Contracts must commence not later than April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2, and such distributions must be made over a period that does not exceed the life expectancy of the owner (or the owner and beneficiary). A penalty tax of 50% would be imposed on any amount by which the minimum required distribution in any year exceeded the amount actually distributed in that year. In addition, in the event that the owner dies before his or her entire interest in the Contract has been distributed, the owner's entire interest must be distributed in accordance with rules similar to those applicable upon the death of the Contract Owner in the case of a non-qualified Contract, as described in the Prospectus.

Tax-Free Rollovers. The Internal Revenue Code (the "Code") permits the taxable portion of funds to be transferred in a tax-free rollover from a qualified employer pension, profit-sharing, annuity, bond purchase or tax-deferred annuity plan to an IRA Contract if certain conditions are met, and if the rollover of assets is completed within 60 days after the distribution from the qualified plan is received. A direct rollover of funds may avoid a 20% federal tax withholding generally applicable to qualified plans or tax-deferred annuity plan distributions. In addition, not more frequently than once every twelve months, amounts may be rolled over tax-free from one IRA to another, subject to the 60-day limitation and other requirements. The once-per-year limitation on rollovers does not apply to direct transfers of funds between IRA custodians or trustees.

SIMPLIFIED EMPLOYEE PENSION PLANS AND SALARY REDUCTION SIMPLIFIED EMPLOYEE PENSION PLANS

Purchase Payments. Under Section 408(k) of the Code, employers may establish a type of IRA plan referred to as a simplified employee pension plan (SEP). Employer contributions to a SEP cannot exceed the lesser of $24,000 or 15% or the employee's earned income. Employees of certain small employers may have contributions made to the salary reduction simplified employee pension plan ("SAR/SEP") on their behalf on a salary reduction basis. These salary reduction contributions may not exceed $10,000 in 2000, which is indexed for inflation. Employees of tax-exempt organizations and state and local government agencies are not eligible for SAR/SEPs.

Taxation of Distributions. Generally, distribution payments from SEPs and SAR/SEPs are subject to the same distribution rules described above for IRAs.

Required Distributions. SEPs and SAR/SEPs are subject to the same minimum required distribution rules described above for IRAs.

Tax-Free Rollovers. Generally, rollovers and direct transfers may be made to and from SEPs and SAR/SEPs in the same manner as described above for IRAs, subject to the same conditions and limitations.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA)

Purchase Payments. Under Section 408(p) of the Code, employers may establish a type of IRA plan known as a Simple IRA. Employees may have contributions made to the SIMPLE IRA on a salary reduction basis. These salary reduction contributions may not exceed $6,000 in 2000, which is indexed for inflation. Total salary reduction contributions are limited to $10,000 per year for any employee who makes salary reduction contributions to more than one plan. Employers are required to contribute to the SIMPLE IRA, which contributions may not exceed the lesser of: (1) The amount of salary deferred by the employee, (2) 3% of the employee's compensation, or (3) $6,000, if the employer contributes on a matching basis; or the lesser of: (1) 2% of the employee's compensation, or (2) $3,200, if the employer makes non-elective contributions. An employer may not make contributions to both a SIMPLE IRA and another retirement plan for the same calendar year.

Taxation of Distributions. Generally, distribution payments from SIMPLE IRAs are subject to the same distribution rules described above for IRAs, except that distributions made within two years of the date of an employee's first participation in a SIMPLE IRA of an employer are subject to a 25% penalty tax instead of the 10% penalty tax discussed previously.

Required Distributions. SIMPLE IRAs are subject to the same minimum required distribution rules described above for IRAs.

Tax-Free Rollovers. Direct transfers may be made among SIMPLE IRAs in the same manner as described above for IRAs, subject to the same conditions and limitations. Rollovers from SIMPLE IRAs are permitted after two years have elapsed from the date of an employee's first participation in a SIMPLE IRA of the employer. Rollovers to SIMPLE IRAs from other plans are not permitted.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRA)

Purchase  Payments.  Under  Section  408A  of the  Code,  Individuals  may  make nondeductible contributions to Roth IRA contracts up to $2,000. This contribution amount must be reduced by the amount of any contributions made to other IRAs for the benefit of the Roth IRA owner. The maximum $2,000 contribution is phased out for single taxpayers with adjusted gross income between $95,000 and $110,000 and for joint filers with adjusted gross income between $150,000 and $160,000. If taxable income is recognized on the regular IRA, an IRA owner with adjusted gross income of less than $100,000 may convert a regular IRA into a Roth IRA. If the conversion is made in 1999, IRA income recognized may be spread over four years. Otherwise, all IRA income will need to be recognized in the year of conversion. No IRS 10% tax penalty will apply to the conversion.

Taxation of Distribution. Qualified distributions are received income-tax free by the Roth IRA owner, or beneficiary in case of the Roth IRA owner's death. A qualified distribution is any distribution made after five years if the IRA owner is over age 59 1/2, dies, becomes disabled, or uses the funds for first-time home buyer expenses at the time of distribution. The five-year period for converted amounts begins from the year of the conversion.


                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

         (a)    Financial Statements included in the Registration Statement

                (1)   Part A:
                        None

                (2)   Part B:
                        None

         (b)    Exhibits
                (1)    Board Resolution of Registrant
                (3a)   Distribution Agreement*
                (3b)   Selling Agreement
                (4a)   Form of Variable Annuity Contract
                (4b)   Form of Variable Annuity Contract
                (5)    Form of Variable Annuity Application
                (6a)   Articles of Incorporation of the Depositor
                (6b)   Bylaws of Depositor
                (9)    Opinion of Counsel
                (10b)  Powers of Attorney
                (13a)  Total Return Calculation*
                (13b)  Annualized Yield for Separate Account B*

         * To be filed by amendment

Item 25.  Officers and Directors of the Depositor

          Principal   Life  Insurance  Company  is  managed by a Board of
          Directors which is elected by its policyowners. The directors and executive officers of the Company, their positions with the Company, including Board Committee memberships, and their principal business address, are as follows:

            DIRECTORS:                       Principal
            Name, Positions and Offices      Business Address

            BETSY J. BERNARD                 U.S. West
            Director                         1801 California Street
            Member, Nominating Committee     52nd Floor
                                             Denver, CO  80202

            JOCELYN CARTER-MILLER            Motorola, Inc.
            Director                         1000 Corporate Drive
            Member, Audit Committee          Suite 700
                                             Ft. Lauderdale, FL  33334

            DAVID J. DRURY                   The Principal Financial Group
            Director                         Des Moines, IA  50392-0100
            Chairman of the Board
            Chair, Executive Committee

            C. DANIEL GELATT, JR.            NMT Corporation
            Director                         P.O. Box 2287
            Member, Executive Committee      La Crosse, WI  54602-2287
            Chair, Human Resources
            Committee

            J. BARRY GRISWELL                The Principal Financial Group
            Director, President              Des Moines, IA  50392-0100
            and Chief Executive Officer
            Member, Executive Committee

            CHARLES S. JOHNSON               DuPont
            Director                         4935 Mesa Capella Drive
            Member, Audit Committee          Las Vegas, NV  89113-1441

            WILLIAM T. KERR                  Meredith Corporation
            Director                         1716 Locust St.
            Member, Executive Committee      Des Moines, IA  50309-3023
              and Chair, Nominating
              Committee

            LEE LIU                          Alliant Energy Corporation
            Member, Executive and            Post Office Box 351
              Human Resources Committees     Cedar Rapids, IA  52406

            VICTOR. H. LOEWENSTEIN           Egon Zehnder International
            Director                         Cours de Rive #10
            Member, Nominating               CH-1204 Geneva, Switzerland
              Committee

            RONALD D. PEARSON                Hy-Vee, Inc.
            Director                         5820 Westown Parkway
            Member, Human Resources          West Des Moines, IA  50266
              Committee

            Federico F. Pena                 Vestar Capital Partners
            Member, Audit                    1225 17th Street, Ste 1660
              Committee                      Denver, CO  80202

            JOHN R. PRICE                    The Chase Manhattan Corporation
            Director                         270 Park Avenue - 21st Floor
            Member, Nominating Committee     New York, NY  10169

            DONALD M. STEWART                The Chicago Community Trust
            Director                         222 North LaSalle Street,Suite 1400
            Member, Human Resources          Chicago, IL  60601-1009
              Committee

            ELIZABETH E. TALLETT             Dioscor, Inc.
            Director                         48 Federal Twist Road
            Chair, Audit Committee           Stockton, NJ  08559

            FRED W. WEITZ                    Essex Meadows, Inc.
            Director                         800 Second Avenue, Suite 150
            Member, Human Resources          Des Moines, IA  50309
              Committee

            Executive Officers (Other than Directors):

            JOHN E. ASCHENBRENNER            Executive Vice President

            MICHAEL T. DALEY                 Executive Vice President

            MICHAEL H.GERSIE                 Executive Vice President and
                                               Chief Financial Officer

            RICHARD L. PREY                  Executive Vice President

            PAUL S. BOGNANNO                 Senior Vice President

            GARY M. CAIN                     Senior Vice President

            C. ROBERT DUNCAN                 Senior Vice President

            DENNIS P. FRANCIS                Senior Vice President

            THOMAS J. GRAF                   Senior Vice President

            ROBB B. HILL                     Senior Vice President

            DANIEL J. HOUSTON                Senior Vice President

            ELLEN Z. LAMALE                  Senior Vice President and
                                               Chief Actuary

            MARY A. O'KEEFE                  Senior Vice President

            KAREN E. SHAFF                   Senior Vice President and
                                               General Counsel

            ROBERT A. SLEPICKA               Senior Vice President

            NORMAN R. SORENSEN               Senior Vice President

            CARL C. WILLIAMS                 Senior Vice President and Chief
                                             Information Officer

            LARRY D. ZIMPLEMAN               Senior Vice President


Item 26.  Persons Controlled by or Under Common Control with Registrant

          Principal   Financial   Services,   Inc.  (an  Iowa   corporation)  an
          intermediate holding company organized pursuant to Section 512A.14 of the Iowa Code.

          Subsidiaries   wholly-owned  by  Principal   Financial  Services, Inc.

          a. Principal Life Insurance Company (an Iowa corporation) a stock life insurance company engaged in the business of insurance and retirement services.

          b. Princor Financial Services Corporation (an Iowa Corporation) a registered broker-dealer.

          c.   PFG DO Brasil LTDA (Brazil) a Brazilian holding company.

          d. Principal Financial Group (Mauritius) Ltd. a Mauritius holding company.

          e. Principal Pensions Co., Ltd. (Japan) a Japan company who engages in the management, investment and administration of financial assets and any services incident thereto.

          f. Principal Financial Services (Australia), Inc. (an Iowa holding company) formed to facilitate the acquisition of the Australian business of BT Australia.

          g. Principal Financial Services (NZ), Inc. (an Iowa holding company) formed to facilitate the acquisition of the New Zealand business of BT Australia.

          h. Principal Capital Management (Singapore) Limited (a Singapore corporation) a company engaging in funds management.

          i. Principal Capital Management (Europe) Limited a United Kingdom company that engages in European representation and distributor of the Principal Investments Funds.

          j. Principal Capital Management (Ireland) Limited an Ireland company that engages in fund management.

          k. Principal Financial Group Investments (Australia) Pty Limited an Australia holding company.

          Subsidiary wholly-owned by Princor Financial Services Corporation:

          a.   Principal   Management   Corporation  (an  Iowa   Corporation)  a
               registered investment advisor.

          Subsidiary 42% owned by PFG DO Brasil LTDA

          a.   Brasilprev    Previdencia   Privada    S.A.(Brazil)   a   pension
               fund company.

          Subsidiary wholly-owned by Principal Financial Group (Mauritius) Ltd.

          a. IDBI Principal Asset Management Company (India) a India asset management company.

          Subsidiary wholly-owned by Principal Financial Services (Australia),
          Inc.:

          a. Principal Financial Group (Australia) Holdings Pty Ltd. an Australian holding company organized in connection with the contemplated acquisition of BT Australia Funds Management.

          Subsidiary wholly-owned by Principal Financial Group (Australia) Holdings Pty Ltd:

          a.   BT Financial Group Pty Ltd. an Australia holding company.

          Subsidiary  wholly-owned by BT Financial Group Pty Ltd:

          a. BT Investments (Australia) Limited a Delaware holding company.

          Subsidiary wholly-owned by BT Investments (Australia) Limited:

          a.   BT  Australia   (Holdings)   Ltd  an  Australia   commercial  and
               investment banking and asset management company.

          Subsidiary wholly-owned by BT  Australia   (Holdings)   Ltd:

          a. BT Australia Limited an Australia company engaged in asset management and trustee/administrative activites.

          Subsidiaries wholly-owned by BT Financial Group Limited:

          a. BT Life Limited an Australia company engaged in commercial and investment linked life insurance policies.

          b. BT Funds Management Limited an Australia company engaged in institutional and retail money management.

          c. BT Funds Management (International) Limited an Australia company who manages international funds (New Zealand, Singapore, Asia, North America and United Kingdom).

          d. BT Securities Limited an Australia company that engages in loan finance secured against share and managed fund portfolios.

          e.   BT (Queensland) Pty Limited an Australia trustee company.

          f. BT Portfolio Services Limited an Australia company that engages in processing and transaction services for financial planners and financial intermediaries.

          g. BT Australia Corporate Services Pty Limited an Australia holding company for internal service companies.

          h. Oniston Pty Ltd an Australia company that is a financial services investment vehicle.

          i.   QV1 Pty Limited an Australia company.

          Subsidiaries wholly-owned by BT Portfolio Services Limited:

          a. BT Custodial Services Pty Ltd an Australia custodian nominee for investment management activities.

          b. National Registry Services Pty Ltd. an Australia company that engages in registry services.

          c. National Registry Services (WA) Pty Limited an Australia company that engages in registry services.

          d. BT Finance & Investments Pty Ltd an Australia trustee of wholesale cash management trust.

          Subsidiaries organized and wholly-owned by BT Australia Corporate Services Pty Limited:

          a. BT Finance Pty Limited an Australia provider of finance by loans and leases.

          b. Chifley Services Pty Limited an Australia company that engages in staff car leasing management.

          c. BT Nominees Pty Limited an Australia company that operates as a trustee of staff superannuation fund (pension plan).

          Subsidiary organized and wholly-owned by BT Funds Management Limited:

          a. BT Tactical Asset Management Pty Limited an Australia company that engages in management of futures positions.

          Subsidiary  organized and  wholly-owned  by BT Custodial  Services Pty
          Ltd:

          a. BT Hotel Group Pty Ltd an Australia corporation - an inactive shelf corporation to be wound up.

          b. BT Custodians Ltd an Australia manager and trustee of various unit trusts.

          c.   Dellarak Pty Ltd an Australia trustee company.

          Subsidiary  organized and wholly-owned by Principal Financial Services
          (NZ), Inc.

          a.   BT Financial Group (NZ) Limited a New Zealand holding company.

          Subsidiary  organized and  wholly-owned  by BT Financial Group (NZ)
          Limited:

          a. BT Portfolio Service (NZ) Limited a New Zealand company that provides third party administration and registry services.

          b. BT New Zealand Nominees Limited a New Zealand company who acts as a custodian for local assets.

          c.   BT Funds Management (NZ) Limited a New Zealand funds manager.

          Subsidiary organized and wholly-owned by Principal Financial Group Investments (Australia) Pty Limited:

          a.   Principal Hotels Holdings Pty Ltd. a holding company.

          b.   Principal Hotels Holdings Trust an Australia trust company.

          Subsidiary  organized and  wholly-owned  by Principal Hotels Holdings
          Trust:

          a.   Principal Hotels Australia Pty Ltd. a holding company.

          b.   Principal Hotels Australia Trust a trust company.

          Subsidiary  organized and  wholly-owned  by Principal Hotels Australia
          Trust:

          a. BT Hotel Limited an Australia corporation, which is the hotel operating/managing company of the BT Hotel Group.

          b.   BT Hotel Trust an Australia trust.

          Principal Life Insurance Company sponsored the organization of the following mutual funds, some of which it controls by virtue of owning voting securities:

               Principal Balanced Fund, Inc.(a Maryland Corporation) 0.18% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal Blue Chip Fund, Inc.(a Maryland Corporation) 0.37% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal Bond Fund, Inc.(a Maryland Corporation) 0.73% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal Capital Value Fund, Inc. (a Maryland Corporation) 26.57% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates)on June 21, 2000.

               Principal Cash Management Fund, Inc. (a Maryland Corporation) 7.41% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal European Equity Fund, Inc. (a Maryland Corporation) 93.60% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal Government Securities Income Fund, Inc. (a Maryland Corporation) 0.04% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal Growth Fund, Inc. (a Maryland Corporation) 0.01% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal High Yield Fund, Inc. (a Maryland Corporation) 8.33% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal International Emerging Markets Fund, Inc. (a Maryland Corporation) 29.77% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal International Fund, Inc. (a Maryland Corporation) 24.21% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal International SmallCap Fund, Inc. (a Maryland Corporation) 14.56% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal Limited Term Bond Fund, Inc. (a Maryland Corporation) 17.23% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal   LargeCap   Stock   Index   Fund,   Inc.  (a  Maryland
               Corporation) 31.94% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal MidCap Fund, Inc. (a Maryland Corporation) 0.39% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000

               Principal Pacific Basin Fund, Inc. (a Maryland Corporation) 94.23% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal  Partners   Aggressive  Growth  Fund,  Inc.(a  Maryland
               Corporation) 6.88% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000

               Principal   Partners   LargeCap  Growth  Fund,   Inc.(a  Maryland
               Corporation) 42.01% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000

               Principal   Partners   MidCap   Growth  Fund,   Inc.(a   Maryland
               Corporation) 38.30% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000

               Principal Real Estate Fund, Inc. (a Maryland Corporation) 59.76% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000

               Principal SmallCap Fund, Inc.(a Maryland Corporation) 7.50% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal Special Markets Fund, Inc. (a Maryland Corporation) 83.56% of shares outstanding of the International Emerging Markets Portfolio, 46.61% of the shares outstanding of the International Securities Portfolio, 98.66% of shares outstanding of the International SmallCap Portfolio and 100% of the shares outstanding of the Mortgage-Backed Securities Portfolio were owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000

               Principal Tax-Exempt Bond Fund, Inc. (a Maryland Corporation) 0.05% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal Utilities Fund, Inc. (a Maryland Corporation) 0.31% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on June 21, 2000.

               Principal Variable Contracts Fund, Inc. (a Maryland Corporation) 100% of shares outstanding of the following Accounts owned by Principal Life Insurance Company and its Separate Accounts on June 21, 2000: Aggressive Growth, Asset Allocation, Balanced, Blue Chip, Bond, Capital Value, Government Securities, Growth, High Yield, International, International SmallCap, LargeCap Growth, MicroCap, MidCap, MidCap Growth, MidCap Value, Money Market, Real Estate, SmallCap, SmallCap Growth, SmallCap Value Stock Index 500, and Utilities.

          Subsidiaries  organized and  wholly-owned  by Principal Life Insurance
          Company:

          a. Principal Holding Company (an Iowa Corporation) a downstream holding company for Principal Life Insurance Company.

          b. Principal Development Investors, LLC (a Delaware Corporation) a limited liability company engaged in acquiring and improving real property through development and redevelopment.

          c. Principal Capital Management, LLC (a Delaware Corporation) a limited liability company that provides private mortgage, real estate & fixed-income securities services to institutional clients.

          d. Principal Net Lease Investors, LLC (a Delaware Corporation) a limited liability company which operates as a buyer and seller of net leased investments.

          Subsidiaries  organized and  90% owned  by Principal Life Insurance
          Company:

          a. PT Asuransi Jiwa Principal Indonesia (an Indonesia Corporation) a life insuranced corporation which offers group and individual products.

          Subsidiaries wholly-owned by Principal Capital Management, LLC:

          a. Principal Structured Investments, LLC (a Delaware Corporation) a limited liability company that provides product development administration, marketing and asset management services associated with stable value products together with other related institutional financial services including derivatives, asset-liability management, fixed income investment management and ancillary money management products.

          b. Principal Enterprise Capital, LLC (a Delaware Corporation) a company engaged in portfolio management on behalf of institutional clients for structuring, underwriting and management of entity-level investments in real estate operating companies (REOCs).

          c. Principal Commercial Acceptance, LLC (a Delaware Corporation) a limited liability company that provides private market bridge financing and other secondary market opportunities.

          d. Principal Real Estate Investors, LLC (a Delaware Corporation) a registered investment advisor.

          e. Principal Commercial Funding, LLC (a Delaware Corporation) a limited liability company engaged in the structuring, warehousing, securitization and sale of commercial mortgage-backed securities.

          f. Principal Generation Plant, LLC an inactive Delaware limited liability company.

          g. Principal Income Investors, LLC a Delaware limited liability company which provides investment and financial services.

          h. Principal Capital Futures Trading Advisor, LLC a Delaware funds management limited liability company.

          Subsidiaries wholly-owned by Principal Holding Company:

          a. Principal Bank (a Federal Corporation) a Federally chartered direct delivery savings bank.

          b. Patrician Associates, Inc. (a California Corporation) a real estate development company.

          c. Petula Associates, Ltd. (an Iowa Corporation) a real estate development company.

          d. Principal Development Associates, Inc. (a California Corporation) a real estate development company.

          e. Principal Spectrum Associates, Inc. (a California Corporation) a real estate development company.

          f. Principal FC, Ltd. (an Iowa Corporation) a limited purpose investment corporation.

          g.   Equity FC,  Ltd.  (an Iowa  Corporation)  engaged  in  investment
               transactions,   including   limited   partnerships   and  limited
               liability companies.

          h. HealthRisk Resource Group, Inc. (an Iowa Corporation) a general business corporation that engages in investment transactions, including limited partnerships and limited liability companies

          i. Invista Capital Management, LLC (an Delaware Corporation) a limited liability company which is a registered investment adviser.

          j. Principal Residential Mortgage, Inc. (an Iowa Corporation) a full service mortgage banking company that makes and services a wide variety of loan types on a nationwide basis.

          k. Principal Asset Markets, Inc. (an Iowa Corporation) a corporation which is currently inactive.

          l. Principal Portfolio Services, Inc. (an Iowa Corporation) a corporation which is currently inactive.

          m. The Admar Group, Inc. (a Florida Corporation) a national managed care service organization that develops and manages preferred provider organizations.

          n. The Principal Financial Group, Inc. (a Delaware corporation) a corporation which is currently inactive.

          o. Principal Product Network, Inc. (a Delaware corporation) an insurance broker.

          p. Principal Health Care, Inc. (an Iowa Corporation) a managed care company.

          q. Dental-Net, Inc. (an Arizona Corporation) a managed dental care services organization. HMO and dental group practice.

          r. Principal Financial Advisors, Inc. (an Iowa Corporation) a registered investment advisor.

          s. Delaware Charter Guarantee & Trust Company, d/b/a Trustar Retirement Services (a Delaware Corporation) a corporation that administers individual and group retirement plans for stock brokerage firm clients and mutual fund distributors.

          t. Professional Pensions, Inc. d/b/a Northeast Plan Administrators (a Connecticut Corporation) a corporation engaged in sales, marketing and administration of group insurance plans and third-party administrator for defined contribution plans.

          u. Principal Investors Corporation (a New Jersey Corporation) a corporation which is currently inactive.

          v. Principal International, Inc. (an Iowa Corporation) a company engaged in international business development.

          Subsidiaries organized and wholly-owned by PT Asuransi Jiwa Principal Indonesia:

          a.   PT Jasa Principal Indonesia an Indonesia pension company.

          b. PT Principal Capital Management Indonesia an Indonesia funds management company.

          Subsidiary wholly-owned by Invista Capital Management, LLC:

          a. Principal Capital Trust. (a Delaware Corporation) a business trust and private investment company offering non-registered units, initially, to tax-exempt entities.

         Subsidiary wholly-owned by Principal Residential Mortgage, Inc.:

          a. Principal Wholesale Mortgage, Inc. (an Iowa Corporation) a brokerage and servicer of residential mortgages.

          b. Principal Mortgage Reinsurance Company (a Vermont corporation) a mortgage reinsurance company.

          Subsidiaries wholly-owned by The Admar Group, Inc.:

          a. Admar Corporation (a California Corporation) a managed care services organization.

          Subsidiaries wholly-owned by Dental-Net, Inc.

          a. Employers Dental Services, Inc. (an Arizona corporation) a prepaid dental plan organization.

          Subsidiaries wholly-owned by Professional Pensions, Inc.:

          a. Benefit Fiduciary Corporation (a Rhode Island corporation) serves as a corporate trustee for retirement trusts.

          b. PPI Employee Benefits Corporation (a Connecticut corporation) a registered broker-dealer limited to the sale of open-end mutual funds and variable insurance products.

          c. Boston Insurance Trust, Inc. (a Massachusetts corporation) a corporation which serves as a trustee and administrator of insurance trusts and arrangements.

          Subsidiaries wholly-owned by Principal International, Inc.:

          a. Principal International Espana, S.A. de Seguros de Vida (Spain) a life insurance, annuity, and accident and health company.

          b.   Zao Principal International (a Russia Corporation) inactive.

          c.   Principal   International    Argentina,    S.A.   (an   Argentina
               corporation) a holding company that owns Argentina corporations offering annuities, group and individual insurance policies.

          d. Principal Asset Management Company (Asia) Ltd. (Hong Kong) an asset management company.

          e. Principal International (Asia) Limited (Hong Kong) a corporation operating as a regional headquarters for Asia.

          f. Principal Trust Company (Asia) Limited (Hong Kong) (an Asia trust company).

          g.   Principal International de Chile, S.A. (Chile) a holding company.

          h. Principal Mexico Compania de Seguros, S.A. de C.V. (Mexico) a life insurance company.

          i.   Principal Pensiones, S.A. de C.V. (Mexico) a pension company.

          j.   Principal Afore, S.A. de C.V. (Mexico), a pension company.

          k.   Principal   Consulting   (India)   Private   Limited   (an  India
               corporation) an India consulting company.

          Subsidiaries 88% owned by Principal International, Inc.:

          a. Principal Insurance Company (Hong Kong) Limited (a Hong Kong Corporation) a company that sells insurance and pension products.

          Subsidiary wholly-owned by Principal International Espana, S.A. de Seguros de Vida (Spain):

          a. Princor International Espana S.A. de Agencia de Seguros (Spain) an insurance agency.

          Subsidiary wholly-owned by Principal International (Asia) Limited (Hong Kong):

          a. Principal Capital Management (Asia) Limited (Hong Kong) Asian representative and distributor for the Principal Investment Funds.

          Subsidiaries wholly-owned by Principal International Argentina, S.A. (Argentina):

          a. Principal Retiro Compania de Seguros de Retiro, S.A. (Argentina) an annuity company.

          b. Principal Life Compania de Seguros, S.A. (Argentina) a life insurance company.

          Subsidiary wholly-owned by Principal International de Chile, S.A.:

          a. Principal Compania de Seguros de Vida Chile S.A. (Chile) life insurance company.

          Subsidiary 60% owned by Principal Compania de Seguros de Vida Chile S.A. (Chile):

          a.   Andueza  &  Principal   Creditos   Hipotecarios  S.A.  (Chile)  a
               residential mortgage company.

          Subsidiary wholly-owned by Principal Afore, S.A. de C.V.:

          a. Siefore Principal, S.A. de C.V. (Mexico) an investment fund company.


Item 27.  Number of Contractowners - As of: March 30, 2000

                     (1)                          (2)               (3)
                                             Number of Plan      Number of
          Title of Class                      Participants     Contractowners
          --------------                     --------------    --------------
          BFA Variable Annuity Contracts                 76          8
          Pension Builder Contracts                     535        308
          Personal Variable Contracts                 5,514        125
          Premier Variable Contracts                 21,677        259
          Flexible Variable Annuity Contract         40,796     40,796
          Principal Freedom Variable Annuity Contract   268        268

Item 28.  Indemnification

               None

Item 29.       Principal Underwriters

     (a) Princor Financial Services Corporation, principal underwriter for Registrant, acts as principal underwriter for, Principal Balanced Fund, Inc., Principal Blue Chip Fund, Inc., Principal Bond Fund, Inc., Principal Capital Value Fund, Inc., Principal Cash Management Fund, Inc., Principal European Equity Fund, Inc., Principal Government Securities Income Fund, Inc., Principal Growth Fund, Inc., Principal High Yield Fund, Inc., Principal International Emerging Markets Fund, Inc., Principal International Fund, Inc., Principal International SmallCap Fund, Inc., Principal LargeCap Stock Index Fund, Inc., Principal Limited Term Bond Fund, Inc., Principal MidCap Fund, Inc., Principal Pacific Basin Fund Inc., Principal Partners Aggressive Growth Fund, Inc., Principal Partners LargeCap Growth Fund, Inc., Principal Partners MidCap Growth Fund, Inc., Principal Real Estate Fund, Inc., Principal SmallCap Fund, Inc., Principal Special Markets Fund, Inc., Principal Tax-Exempt Bond Fund, Inc., Principal Utilities Fund, Inc., Principal Variable Contracts Fund, Inc. and for variable annuity contracts participating in Principal Life Insurance Company Separate Account B, a registered unit investment trust for retirement plans adopted by public school systems or certain tax-exempt organizations pursuant to
Section  403(b) of the Internal  Revenue  Code,  Section 457  retirement  plans,
Section 401(a) retirement plans, certain non- qualified deferred compensation plans and Individual Retirement Annuity Plans adopted pursuant to Section 408 of the Internal Revenue Code, and for variable life insurance contracts issued by Principal Life Insurance Company Variable Life Separate Account, a registered unit investment trust.

  (b)      (1)                 (2)
                               Positions
                               and offices
  Name and principal           with principal
  business address             underwriter

     John E. Aschenbrenner    Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Robert W. Baehr          Marketing Services
     The Principal            Officer
     Financial Group
     Des Moines, IA 50392

     Craig L. Bassett         Treasurer
     The Principal
     Financial Group
     Des Moines, IA 50392

     Michael J. Beer          Executive Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Jerald L. Bogart         Insurance License Officer
     The Principal
     Financial Group
     Des Moines, IA  50392

     David J. Drury           Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Ralph C. Eucher          Director and
     The Principal            President
     Financial Group
     Des Moines, IA  50392

     Arthur S. Filean         Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Dennis P. Francis        Director
     The Principal
     Financial Group
     Des Moines, IA  50392

     Paul N. Germain          Vice President -
     The Principal            Mutual Fund Operations
     Financial Group
     Des Moines, IA  50392

     Ernest H. Gillum         Vice President -
     The Principal            Compliance and Product Development
     Financial Group
     Des Moines, IA 50392

     Thomas J. Graf           Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     J. Barry Griswell        Director and
     The Principal            Chairman of the
     Financial Group          Board
     Des Moines, IA 50392

     Susan R. Haupts          Marketing Officer
     The Principal
     Financial Group
     Des Moines, IA  50392

     Joyce N. Hoffman         Vice President and
     The Principal            Corporate Secretary
     Financial Group
     Des Moines, IA 50392

     Kraig L. Kuhlers         Marketing Officer
     The Principal
     Financial Group
     Des Moines, IA  50392

     Ellen Z. Lamale          Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Julia M. Lawler          Director
     The Principal
     Financial Group
     Des Moines, IA  50392

     John R. Lepley           Senior Vice
     The Principal            President - Marketing
     Financial Group          and Distribution
     Des Moines, IA 50392

     Kelly A. Paul            Systems and Technology
     The Principal            Officer
     Financial Group
     Des Moines, IA 50392

     Elise M. Pilkington      Assistant Director -
     The Principal            Retirement Consulting
     Financial Group
     Des Moines, IA  50392

     Richard L. Prey          Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Layne A. Rasmussen       Controller -
     The Principal            Mutual Funds
     Financial Group
     Des Moines, IA 50392

     Martin R. Richardson     Operations Officer -
     The Principal            Broker/Dealer Services
     Financial Group
     Des Moines, IA 50392

     Elizabeth R. Ring        Controller
     The Principal
     Financial Group
     Des Moines, IA 50392

     Michael D. Roughton      Counsel
     The Principal
     Financial Group
     Des Moines, IA 50392

     Jean B. Schustek         Product Compliance Officer -
     The Principal            Registered Products
     Financial Group
     Des Moines, IA  50392

     Kyle R. Selberg          Vice President-Marketing
     The Principal
     Financial Group
     Des Moines, IA 50392

     Minoo Spellerberg        Compliance Officer
     The Principal
     Financial Group
     Des Moines, IA  50392

           (c)        (1)                       (2)

                                      Net Underwriting
            Name of Principal           Discounts and
               Underwriter               Commissions

            Princor Financial           $12,331,736.46
            Services Corporation

                   (3)                       (4)                 (5)

             Compensation on             Brokerage
                Redemption              Commissions         Compensation

                     0                       0                    0

Item 30.  Location of Accounts and Records

          All accounts, books or other documents of the Registrant are located at the offices of the Depositor, The Principal Financial Group, Des Moines, Iowa 50392.

Item 31.  Management Services

          Inapplicable

Item 32.  Undertakings

          The Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

          The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

          The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

  REPRESENTATION PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940

Principal Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Principal Life Insurance Company Separate Account B, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereto duly authorized in the City of Des Moines and State of Iowa, on the 27th day of June, 2000

                         PRINCIPAL LIFE INSURANCE COMPANY
                         SEPARATE ACCOUNT B

                                 (Registrant)


                         By:  PRINCIPAL LIFE INSURANCE COMPANY

                                 (Depositor)

                                  /s/ David J. Drury
                         By ______________________________________________
                              David J. Drury
                              Chairman

Attest:

/s/ Joyce N. Hoffman
-----------------------------------
Joyce N. Hoffman
Vice President and
  Corporate Secretary


As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                          Title                           Date

/s/ D. J. Drury                Chairman and                   June 27, 2000
--------------------           Director
D. J. Drury


/s/ D. C. Cunningham           Vice President and             June 27, 2000
--------------------           Controller (Principal
D. C. Cunningham               Accounting Officer)


/s/ M. H. Gersie               Executive Vice President and    June 27, 2000
--------------------           Chief Financial Officer
M. H. Gersie                   (Principal Financial Officer)


  (B. J. Bernard)*             Director                       June 27, 2000
--------------------
B. J. Bernard


  (J. Carter-Miller)*          Director                       June 27, 2000
--------------------
J. Carter-Miller


  (C. D. Gelatt, Jr.)*         Director                       June 27, 2000
--------------------
C. D. Gelatt, Jr.


  (J. B. Griswell)*            Director                       June 27, 2000
--------------------
J. B. Griswell


  (C. S. Johnson)*             Director                       June 27, 2000
--------------------
C. S. Johnson


  (W. T. Kerr)*                Director                       June 27, 2000
--------------------
W. T. Kerr


  (L. Liu)*                    Director                       June 27, 2000
--------------------
L. Liu


  (V. H. Loewenstein)*         Director                       June 27, 2000
--------------------
V. H. Loewenstein


  (R. D. Pearson)*             Director                       June 27, 2000
--------------------
R. D. Pearson


  (F. F. Pena)*                Director                       June 27, 2000
--------------------
F. F. Pena


  (J. R. Price)*               Director                       June 27, 2000
--------------------
J. R. Price, Jr.


  (D. M. Stewart)*             Director                       June 27, 2000
--------------------
D. M. Stewart


  (E. E. Tallett)*             Director                       June 27, 2000
--------------------
E. E. Tallett


  (F. W. Weitz)*               Director                       June 27, 2000
--------------------
F. W. Weitz


                           *By    /s/ David J. Drury
                                  ------------------------------------
                                  David J. Drury
                                  Chairman



                                  Pursuant to Powers of Attorney
                                  Previously Filed or Included Herein